Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 10, 2005

TECHNIP
(Exact name of registrant as specified in its charter)

6-8 allée de l’Arche
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

Technip – Annual Report 2004

TECHNIP GROUP CONSOLIDATED FINANCIAL STATEMENTS December 31, 2004

Technip – Annual Report 2004

CONTENTS

CONSOLIDATED FINANCIAL STATEMENTS

1.	CONSOLIDATED STATEMENTS OF OPERATIONS

2.	CONSOLIDATED BALANCE SHEETS

3.	CONSOLIDATED STATEMENTS OF CASH FLOWS

4.	CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	STATUTORY AUDITORS’ REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

Technip – Annual Report 2004

1.  CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in Millions of Euro, except as otherwise stated)

			12 Months

	Note	2004	2003	2002

Net Sales	3	5, 141.0	4,711.1	4,452.3
Cost of Sales		(4, 472.4)	(4,023.9)	(3,792.2)
Selling, General and Administrative Expenses		(293.9)	(341.7)	(312.5)

Operating Income before Depreciation and Amortization (EBITDA)		374.7	345.5	347.6

Depreciation and Amortization other than Goodwill	4	(116.2)	(117.9)	(143.0)

Operating Income before Goodwill Amortization (EBITA)		258.5	227.6	204.6

Financial Result	6	(54.0)	(44.3)	(66.9)
Operating Income after Financial Result		204.5	183.3	137.7
Non-operating Income (Loss)	7	(16.1)	(7.6)	(6.9)
Income Tax	8	(65.2)	(82.0)	(46.3)
Income of Equity Affiliates		1.2	1.1	—
Minority Interests		(2.4)	(0.8)	3.9

Net Income before Goodwill Amortization		122.0	94.0	88.4
Net Income of fully Consolidated Companies (1)		123.2	93. 7	84. 5

Goodwill Amortization		(117.3)	(113.7)	(117. 8)

Net Income (Loss) Group Share		4.7	(19.7)	(29.4)
Net Income of the Consolidated Group		7.1	(18.9)	(33.3)

Non-operating Income		16.1	7. 6	6. 9
Goodwill Amortization		117.3	113.7	117. 8

Net Income before Non-operating Income and Goodwill Amortization		138.1	101.6	95.3

Number of Shares considered for Diluted Earnings per Share
Computation	9	28,886,225	29,302,440	28,385,816
Average Number of Outstanding Shares		23,654,629	23,432,215	26,794,373

Diluted Earnings per Share (in Euros) (2)	9	0.64	-	-
Net Income per Share (in Euros)		0.20	(0.84)	(1.10)
Diluted Earnings per Share before Non-operating Income and Goodwill	9	5.26	3. 98	3. 91
Amortization (in Euros) (2)

(1) The net income of fully consolidated companies does not include income of equity affiliates and minority interests.

(2) Net income before redemption premium after tax and OCEANE financial costs after tax (see Note 9). In 2003 and 2002, the diluted earnings per share after goodwill amortization were negative and are consequently not disclosed.

The accompanying notes are an integral part of these consolidated financial statements.

Technip – Annual Report 2004

2. CONSOLIDATED BALANCE SHEETS
(Amounts in Millions of Euro, except as otherwise stated)

	Note	2004	2003	2002

ASSETS

Intangible Assets, net	11	2,363.9	2,497.0	2,637.6
Property, Plant and Equipment, net	12	714.9	738.5	861.1
Other Investments and Loans, net	13	5.8	8.4	18.3
Equity Affiliates	14	13.5	2.1	1.2

TOTAL NON-CURRENT ASSETS		3,098.1	3,246.0	3,518.2

Contracts-in-progress	15	6,593.4	6,368.2	4,896.2
Inventories and Deferred Bid Costs, net	16	98.2	73.6	80.8

CONTRACTS-IN-PROGRESS, INVENTORIES		6,691.6	6,441.8	4,977.0
AND DEFERRED BID COSTS, NET

Advances to Suppliers		249.4	244.6	122.5

Accounts Receivable, net	17	594.8	755.6	725.6
Other Current Assets, net	18	705.3	427.7	521.6

RECEIVABLES AND OTHER CURRENT		1,300.1	1,183.3	1,247.2
ASSETS, NET

Marketable Securities		739.4	110.0	99.1
Cash		694.6	782.4	642.0

CASH AND CASH EQUIVALENTS	19	1,434.0	892.4	741.1

TOTAL CURRENT ASSETS		9,675.1	8,762.1	7,087.8

TOTAL ASSETS		12,773.2	12,008.1	10,606.0

Technip – Annual Report 2004

	Note	2004	2003	2002

LIABILITIES AND SHAREHOLDERS’
EQUITY

Common Stock: €3.05 Nominal Value,		73.5	72.4	71.4
24,110,654 Shares as of December 31, 2004
23,738,331 Shares as of December 31, 2003
23,408,004 Shares as of December 31,2002
Paid-in-surplus		1,275.6	1,250.4	1,250.5
Retained Earnings		492.6	646.5	721.8
Cumulative Translation Adjustments		(25.0)	(1.9)	12.0
Treasury Shares and Shares Held by Subsidiary (1)		(32.4)	(9.7)	—
Net Income		4.7	(19.7)	(29.4)

SHAREHOLDERS’ EQUITY	20	1,789.0	1,938.0	2,026.3
MINORITY INTERESTS		10.4	9.2	16.3

Retirement Indemnities		70.8	89.3	86.3
Accrued Liabilities	21	251.9	234.8	242.5

Redemption Premium for the Convertible Bonds	23	74.7	84.5	90.4

Long-term Financial Debt		1,367.7	903.2	945.9
Short-term Financial Debt		194.4	226.3	301.2

TOTAL FINANCIAL DEBT	22	1,562.1	1,129.5	1,247.1

TOTAL FINANCIAL DEBT AND		1,636.8	1,214.0	1,337.5
REDEMPTION PREMIUM

Progress Payments on Contracts	15	7,353.6	7,047.8	5,420.2
Accounts Payable		852.5	783.1	720.8
Other Creditors	24	808.2	691.9	756.1

TOTAL OTHER LIABILITIES		9,014.3	8,522.8	6,897.1

TOTAL LIABILITIES AND SHAREHOLDERS’		12,773.2	12,008.1	10,606.0
EQUITY

(1) As of December 31, 2004 and 2003, 340,242 and 140,953 shares held by subsidiaries have been deducted from shareholders’ equity. In 2002, Technip cancelled all the shares held by the Company except 49,499 shares intended to cover the stock option plans recorded in marketable securities.

The accompanying notes are an integral part of these consolidated financial statements.

Technip – Annual Report 2004

3. CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Millions of Euro, except as otherwise stated)

	2004	2003	2002
	(12 Months)	(12 Months)	(12 Months)

CASH FLOW FROM OPERATING ACTIVITIES
Net Income	4.7	(19.7)	(29.4)
Minority Interests	2.4	0.8	(3.9)

Net Income before Minority Interests	7.1	(18.9)	(33.3)

Amortization of Intangible Assets and Goodwill	132.6	128.3	133.6
Depreciation of Property, Plant and Equipment	100.9	103.3	127.2
Amortization of OCEANE Loan Redemption Premium	11.4	16.1	16.9
Income of Equity Affiliates, net of Dividend	(1.2)	(1.1)	—
(Decrease) Increase in Non-current Provisions, net	(19.1)	3.0	6.2
Net (Gain) Loss on Disposal of Fixed Assets and Investments	9.2	0.3	(10.7)
Increase (Decrease) in Provisions for Deferred Tax	19.3	(1.7)	—

Net Cash provided by Operating Activities before Changes in	260.2	229.3	239.9
Operating Assets and Liabilities:

Net Changes in Operating Assets and Liabilities:
(Increase) Decrease in Advances to Suppliers	(4.8)	(122.1)	(24.6)
(Increase) Decrease in Contracts-in-progress	(225.2)	(1,472.0)	1,400.0
(Increase) Decrease in Accounts Receivable	160.8	(1.4)	90.3
(Increase) Decrease in Other Current Assets	(313.6)	101.1	(129.1)
(Decrease) Increase in Current Provisions	17.7	(7.7)	—
(Decrease) Increase-in-progress Payments on Contracts	305.8	1,627.6	(1,290.4)
(Decrease) Increase in Accounts Payable and Other Creditors	167.6	(6.1)	146.7

Net Cash provided by Operating Activities	368.5	348.7	432.8

CASH FLOW FROM INVESTING ACTIVITIES
Capital Expenditures (Intangibles)	(5.2)	(0.3)	(1.5)
Capital Expenditures (Property, Plant and Equipment)	(118.6)	(122.4)	(124.3)
Proceeds from Disposal of Intangible Assets	—	0.3	0.2
Proceeds from Disposal of Fixed Assets	14.0	104.8	111.8
Acquisition of Investments	—	(3.3)	(0.4)
Proceeds from Disposal of Investments	14.1	1.6	31.2
AKER Deepwater Division Purchase Price Reduction	—	38.2	—
Increase (Decrease) from Changes in Scope of Consolidation (*)	(27.4)	(7.9)	1.7

Net Cash (provided by) Investing Activities	(123.1)	11.0	18.7

CASH FLOW FROM FINANCING ACTIVITIES
Increase in Short Term Debt	24.9	5.8	91.0
Decrease in Short Term Debt	(56.8)	(71.0)	(252.0)
Increase in Long Term Debt	648.2	76.5	794.7
Decrease in Long Term Debt	(185.3)	(97.3)	(952.0)
Increase in Loans	—	—	—
Decrease in Loans	—	—	—
Shares Buy Back	(22.7)	(6.5)	(45.4)
Increase (Decrease) in Minority Interests	—	—	(5.1)
Parent Company’s Equity:
- Capital Increases in Cash	26.3	—	12.4
- Paid and prepaid Dividends	(129.8)	(77.3)	(79.7)
- Capital decrease	—	—	—

Net Cash provided by (Used in) Financing Activities	304.8	(169.8)	(436.1)

Foreign Exchange Translation Adjustment	(8.6)	(38.6)	(37.7)

Net Increase (Decrease) in Cash and Cash Equivalents	541.6	151.3	(22.3)
Cash and Cash Equivalents at the Beginning of the Year	892.4	741.1	763.4

Technip – Annual Report 2004

Cash and Cash Equivalents at the End of the Year	1434.0	892.4	741.1

(*) This represents the cash balances of companies acquired (or disposed of) measured as of the date of the acquisition or disposal.

The accompanying notes are an integral part of these consolidated financial statements.

4. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in Millions of Euro, except as otherwise stated)

	Stock Issued

	Number of	Common	Paid in	Retained	Cumulative	Treasury	Net	Shareholders’
	Shares issued	Stock	Surplus	Earnings	Translation	Shares /	Income	Equity
					Adjustment	Shares held	(Loss)
						by
						Subsidiary
As of December 31, 2001	26,713,448	81.5	1,605.5	661.5	13.1	(255.5)	108.1	2,214.2

Capital Increase	170,509	0.5	11.8					12.3
Capital Decrease	(3,475,953)	(10.6)	(366.8)					(377.4)
Appropriation of Net Income 2001				28.4			(108.1)	(79.7)
Foreign Currency Translation					(1.1)			(1.1)
Net Income 2002							(29.4)	(29.4)
Treasury Shares/ Shares held by
Subsidiary						255.5 (1)		255.5
Others (including ISIS merger) (1)				31.9				31.9
As of December 31, 2002	23,408,004	71.4	1,250.5	721.8	12.0	0.0	(29.4)	2,026.3

Capital Increase	330,327	1.0	(0.1)	47.6				48.5
Appropriation of Net income 2002				(106.7)			29.4	(77.3)
Foreign currency translation					(13.9)			(13.9)
Net income 2003							(19.7)	(19.7)
Treasury Shares/ Shares held by						(9.7)		(9.7)
Subsidiary
Others				(16.2)				(16.2)

As of December 31, 2003	23,738,331	72.4	1,250.4	646.5	(1.9)	(9.7)	(19.7)	1,938.0

Capital Increase	372,323	1.1	25.2					26.3
Appropriation of Net Income 2003				(149.5)			19.7	(129.8)
and prepaid dividends (2)
Foreign Currency Translation					(23.1)			(23.1)
Net Income 2004							4.7	4.7
Treasury Shares/ Shares held by						(22.7)		(22.7)
Subsidiary
Others				(4.4)				(4.4)

As of December 31, 2004	24,110,654	73.5	1,275.6	492.6	(25.0)	(32.4)	4.7	1,789.0

(1) In 2002, Technip wrote off the shares held by the Company and its subsidiary ISIS except 49,499 shares reserved for the stock option plans recorded in marketable securities.
(2) Includes the payment of 2003 dividends, of the precept (special equalization tax on dividends) for €82.3 millions and of the 2004 interim dividend for €47.5 millions.

The accompanying notes are an integral part of these consolidated financial statements.

Technip – Annual Report 2004

5. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Introductory Note - Changes in Scope of Consolidation and Business Description

(a) Changes in Scope of Consolidation

During the year 2004, Technip transferred two companies, EHR and IG Spa and a part of TECHNIP KTI Spa (see note 2).

As Technip-Coflexip and Coflexip legally merged in July 2003, Technip-Coflexip is now called “Technip”. The accounting impacts resulting from the merger are presented in Note 2.

As Technip-Coflexip and ISIS merged in June 2002, the reciprocal shareholding between ISIS and Technip-Coflexip resulting from the public exchange offer on ISIS shares that occurred in October 2001 has therefore ended.

(b) Operational Segments

Following the acquisition of Coflexip in October 2001, the Group reorganized its operational segments. The Group is now organized into three activities as follows:

The Offshore activity includes the former Coflexip business units (including the Deepwater Division acquired from Aker Maritime in early 2001) and the offshore business units from the former Technip.

The Onshore / Downstream activity comprises all business units from the former Technip in charge of engineering and construction of petrochemical and refining units as well as onshore upstream facilities, including gas treatment units, LNG facilities and onshore pipelines.

The Industries activity is devoted to engineering and construction of non-oil related facilities: pharmaceutical units, chemical facilities, power plants, cement factories, industrial buildings and infrastructures.

From a geographical standpoint, Technip reports on the basis of four regions:

- Europe, Russia-Central Asia,
- Africa, Middle East,
- Asia-Pacific,
- Americas.

(c) Nature of Business and Operating Cycle

 Technip’s principal business includes the following:

- Lump-sum or cost-to-costs engineering service contracts performed over a short period;
- Engineering, manufacturing, installation and commissioning service contracts lasting approximately 12 months; and
- Turnkey projects related to complex industrial facilities with engineering, procurement, construction and start-up, in respect of industrial performances and a contractual schedule. The average duration of these contracts is three years but can vary depending on the contract.

(d) Income Statement Presentation

     Since 2003, the “goodwill amortization” line item has been reclassified and is now shown in a single line below the operating income section of the consolidated statement of operations.

     The consolidated statements of operations for the 2002 fiscal year have been modified in accordance with the new presentation.

Technip – Annual Report 2004

The definition of the principal indicators used is as follows:
        EBITDA corresponds to the operating income before depreciation of assets and goodwill amortization.
        EBITA corresponds to the operating income before goodwill amortization in conformity with accounting principles generally accepted in France.

Note 1 - Summary of Significant Accounting Principles

(a) Basis of Presentation and change in accounting method

     The consolidated financial statements of Technip, and its consolidated subsidiaries (“Technip”, “the Company” or “the Group”) have been prepared in accordance with generally accepted accounting principles in France and comply with the “New Principles and Methodology Relative to Consolidated Financial Statements,” Regulation Number 99-02 of the French “Comité de la Réglementation Comptable” approved on June 22, 1999.

(b) Consolidation Methods

     Subsidiaries in which Technip’s voting rights exceed 50% are consolidated. Significant jointly controlled entities are consolidated using the proportionate consolidation method.

     The equity method is used for investments in which the Company has the ability to exercise significant influence over the operating and financial policies of the investee company. In the absence of other evidence, such influence is presumed to exist for investments in companies in which the Company’s direct or indirect ownership is between 20% and 50% of total voting rights.

     The historical cost method is used to account for investments in which the Company’s ownership is less than 20% or for non-significant investees or subsidiaries. The list of Technip consolidated subsidiaries and the applicable method of consolidation is provided in Note 29.

(c) Use of Estimates

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in France requires Group management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of the revenues and expenses during the reporting period and, in particular, the gross margin at completion on long-term contracts. Actual results could differ from those estimates.

(d) Revenue Recognition

     Revenue and gross margin on long-term contracts are determined using the percentage-of-completion method. The percentage-of-completion ratio representing the progress of the contract is computed consistently for all contracts as follows:

  For long-term contracts, which include construction services (lump-sum turnkey contracts), the percentage-of-completion is based on technical milestones defined for the main components of the contracts, that the Company considers to stand for the best measure of progress of these contracts. Milestones related to engineering and construction parts of the contracts are valued on the basis of the hours spent while milestones relates to deliveries of procurement parts of the contract are valued on the basis of the cost of the related purchase.

For these contracts, the completion of early phases, such as engineering design, confirmation of significant orders, and assurance that field conditions are satisfactory, is necessary to firmly assess identified risks and to estimate with sufficient precision the total future costs as well as the expected timetable. As a result, the related positive gross margin is recognized when the gross margin at completion can be estimated more precisely, on a contract-by-contract basis. The gross margin corresponding to the completion ratio reached at that time is immediately recognized. The remaining gross margin is recognized using the percentage-of- completion method for the remaining duration of the contract.

Technip – Annual Report 2004

  For long-term contracts, which do not include construction services, revenue and gross margin are recognized based on the relation that costs incurred to date bear to estimated total costs.

Allowance is made for the total foreseeable losses in the case of unprofitable long-term contracts.

     Long-term contract gross margin is based on an estimate of total costs at completion, which are reviewed and revised periodically throughout the life of the contract.

     A long-term contract is completed, when the contractual transfer of ownership is achieved or, in the case of “make-good” contracts relating to complex integrated systems, when the provisional acceptance is received, even if there are minor conditions outstanding.

     At completion of the contract, accrued liabilities are recorded as necessary, to cover pending contingencies and expenses.

     The Group also performs a large number of non-significant contracts for which revenue and gross margin are recorded when services have been rendered.

(e) Foreign Currency Transactions

     Foreign currency transactions are translated into Euro at the rate of exchange applicable at the transaction date, except for those related to long-term contracts, which are translated using the "contract rate", based on foreign currency hedging (see Note 1 (r)).

     At year-end, monetary assets and liabilities denominated in foreign currencies are translated into Euro at the rate of exchange prevailing at that date except for “contracts-in-progress” accounts and progress payments received from long-term contract customers which are recorded at the “contract rate”. The resulting exchange gains or losses are recorded in the statement of operations.

(f) Translation to Reporting Currency

     The statements of operations of foreign subsidiaries are translated into Euro at the average rate of exchange prevailing during the year. Balance sheets are translated at the exchange rate at the balance sheet date. Differences arising in the translation of financial statements of foreign subsidiaries are recorded in shareholders’ equity as foreign currency translation adjustments.

The functional currency of the foreign subsidiaries is the local currency.

     The Brazilian subsidiaries' financial statements were denominated in US Dollars until 2002. Starting in 2003, the functional currency of these subsidiaries is the local currency, the Brazilian Real, in light of the trends in foreign currency movements with regard to these companies.

(g) Intangible Assets

     Intangible assets primarily consist of “fonds de commerce”, which are amortized over five years, and licenses and patents, which are amortized over ten years. Costs related to software rights are recorded in operating income when incurred and amortized over three to five years depending on their utilization.

     Goodwill resulting from business combinations, accounted for using the purchase method, is recorded in the balance sheet under the “Goodwill” line item. Goodwill is amortized over a period ranging from 5 to 25 years, depending on the activity of the business acquired and is allocated to the different operational segments.

Technip – Annual Report 2004

     Intangible assets are tested for impairment whenever events or circumstances indicate that the carrying amount of an asset (asset group) may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted cash flows used in determining the fair value of the asset. The amount of the impairment loss to be recorded is calculated by the excess of the assets carrying value over its fair value. Fair value is generally determined using a discounted cash flow analysis corresponding to the most likely scenario adopted by the Board of Directors. Actual results may differ from forecasts.

The goodwill tested is allocated to the operational segments and to identified assets and liabilities. The scenarii retained in 2004 are based on the business plan for the years 2005 to 2007 corresponding to these business segments, as approved by the Board of Directors. After 2007, the annual growth rate is 3.0% including a 1.5% inflation rate. The forecasts are thus drawn up over a period of 10 years with a standard terminal value, defined in 2014. The discounting of future cash flows is carried out at a rate of 7.82%. The tax rate used is 34.0%.

(h) Property, Plant and Equipment

     Property, plant and equipment are stated at cost. They are depreciated on a straight-line basis over their estimated useful life as follows:

Buildings	10 to 50 years
Vessels	10 to 25 years
Machinery and Equipment	6 to 10 years
Office fixtures and Furniture	5 to 10 years
Vehicles	3 to 7 years
EDP Equipment	3 to 5 years

     Property, plant and equipment used by Technip under capital lease agreements are recorded in the balance sheet and depreciation expense is recorded in the consolidated statements of operations as if acquired by the Company with a credit facility.

     The carrying value of property, plant and equipment is reviewed for impairment whenever events or changes in circumstances indicate that there may be impairment. If the review indicates that the carrying value of any of the tangible assets will not be recoverable, the tangible asset will be reduced to its estimated net realizable value.

     Dry-docking expenses on vessels are amortized evenly over the anticipated period between dry-dockings. This accounting principle corresponds to the alternative method allowed by the “CRC 2002-10” to the component-based approach.

(i) Other Investments and Loans

     Other investments are recorded at the lower of historical cost or net realizable value, assessed on an individual investment basis upon the underlying net equity value, future profitability or market value.

(j) Deferred Bid Costs

     Costs directly attributable to obtaining future turnkey engineering/construction contracts, the signature of which can be reasonably expected, are deferred and capitalized in the balance sheet under the “Inventories and Deferred Bid Costs” line item, then transferred to the contract costs upon final contract award.
     At year-end, an allowance is provided according to the probability of success.

(k) Contracts-in-progress

     Profits expected to be realized on contracts, which are recognized in the consolidated statements of operations as described in Note 1(d), are based on the Company’s estimates of total contract sales value and costs at completion. Bonuses and claims amounts are included in revenue when estimated to be probable.

Technip – Annual Report 2004

     As is common in the industry, certain contracts are performed jointly by the Company with third parties through joint ventures. The Company’s share in these contracts is recognized in its consolidated statements of operations through the proportionate consolidation of the corresponding joint venture (see Note 1(b)).

Contracts-in-progress include:

- Equipment and material purchases, costs of subcontracted services and miscellaneous services incurred in relation to the contracts;

- Man-hour costs directly assigned to the contract, valued using hourly rates, which include an overhead factor covering all operating expenses except for selling, research and development expenses and under-activity costs; and

- The gross margin recognized under the percentage-of-completion method as described in Note 1(d).

Contracts-in-progress do not include financial costs.

Costs incurred in relation with a contract are accumulated and presented in the balance sheet under the “Contracts-in-progress” line item together with the gross margin recognized (see Note 1(d)).

Progress payments made by customers under ongoing long-term contracts are accumulated in the balance sheet under the “Progress Payments on Contracts” line item.

At completion of the contract:

- “Contracts-in-progress” (which at that time amounts to the total sales price of the contract) is reduced by accumulated progress payments received by the Company under this contract, the remaining balance being invoiced to the customer and recorded under the “Other Receivables on Contracts” line item (see Note 17); and

- If necessary, accrued liabilities are recorded to cover pending contingencies and expenses and are shown under the “Expenses to Complete Contracts” line item in the balance sheet. These liabilities are considered as current for the purpose of the preparation of the statements of cash flows.

(l) Inventories

     Inventories are stated at the lower of cost or market value with cost being determined on the weighted-average cost basis.

(m) Advances to Suppliers

     Advance payments made to suppliers under contracts-in-progress are shown under the line item “Advances to Suppliers” in the balance sheet.

(n) Accounts Receivable

     Accounts receivable are stated at their nominal value. A provision for doubtful accounts is recorded if receivables are expected to be uncollectible.

(o) Cash and Cash Equivalents

     Cash and cash equivalents consist of cash and liquid marketable securities with an initial maturity of less than three months. Liquid marketable securities are recognized in the balance sheet at their market value at closing date. Changes in fair value, both unrealizable gains and losses, are recognized in each period’s statement of operations.

(p) Retirement Indemnities and Accrued Liabilities

     Accrued liabilities are recorded based on the analysis of related exposure or the expense incurred, based on the

Technip – Annual Report 2004

best estimates available.

Foreseeable Losses on Contracts: a provision is recorded for foreseeable losses in the case of unprofitable long-term contracts.

Contingencies Related to Contracts: this provision concerns litigation mainly on former contracts.

Territoriality Contingencies Related to Contracts: when multiple affiliates or partners are involved in a contract, the complexity of the applicable national rules and regulations in countries where the Company operates, such as administrative and tax rules and regulations, may sometimes cause the Company to use assumptions in order to measure related obligations.

Expenses to Complete Contracts: at the time of completion of a contract, pending charges and works to be performed to reach the final acceptance are accounted for as "Expenses to complete contracts".

Accrual for Retirement Indemnities includes:

  End-of-career indemnities, which are to be paid at retirement date,
  Deferred wages indemnities, which are to be paid when employees leave the company, and
  Retirement indemnities, which are to be paid as annuities.

     The actuarial estimation is based on usual parameters such as future wage and salary increases, life expectancy, and turnover of staff and rate of return on investment. However, the method used in France is not the preferential method recommended by the CNC (the French Institute of Accountants) and applicable starting from January 1, 2004.

Restructuring: the total estimated costs related to a restructuring plan are recorded in the period when the plan is announced.

(q) Deferred Taxation

     Deferred income taxes are provided based on the differences in timing of expense and income recognition between income tax and financial reporting. The company records a valuation allowance on deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

(r) Foreign Currency Transactions and Financial Instruments

     To hedge its exposure to exchange rate fluctuations during the bid-period of long-term contracts, the Company occasionally enters into insurance contracts, upon which foreign currencies are exchanged at a specified rate and at a specified future date only if the contemplated new contract is awarded. A premium paid at the outset by the Company to enter into such insurance contract is charged to the income statement when paid. If the commercial bid is not successful, the insurance contract is automatically terminated without any cash settlements or penalties. On the other hand, if the commercial contract is awarded to the Company, a second premium is paid to the insurance company, the cost of which is charged to the income statement over the duration of the contract.

On certain occasions, the Company may buy foreign currency options during the bid period.

     Forward exchange contracts are used to hedge firm contractual commitments not previously hedged using an insurance contract. The "contract rate" used to recognize the commercial commitment (see Note 1(e)) is calculated on the basis of these financial instruments.

     All the financial instruments held by the Group are aimed at hedging future inflows and outflows against exchange rate fluctuations during the period of performance of the contracts.

     The hedging instrument sometimes relates to the portion of anticipated foreign currency cash inflows for a contract not naturally hedged by estimated foreign currency cash outflows to be incurred during the performance of the same contract.

     Every Group subsidiary enters into forward exchange contracts with banks or with the Group treasury company, Technip Eurocash SNC (a general partnership).

Technip – Annual Report 2004

     The Group does not buy or sell any financial instruments for speculative purposes. All financial instruments held by the Group are off-balance sheet commitments and are consequently not reflected in the balance sheet.

All financial instruments and related underlying transactions have a maturity of less than four years.

(s) Research and Development Costs

     Research and development costs are expensed when incurred and classified as operating expenses under “Selling, General and Administrative Expenses”. However, they are capitalized in the balance sheet when technical feasibility and return on investment can be demonstrated.

(t) Financial Result

     The financial result on long-term contracts is recorded under “Net Sales”. Financial result not related to long-term contracts is presented separately in the consolidated statement of operations under the “Financial Result” line item.

(u) Non-operating Income

     Non-operating income relates to income and expenses arising from asset disposals and restructuring operations.

(v) Diluted Earnings per Share

     Diluted earnings per common share incorporate the incremental shares issuable upon the assumed exercise of stock options and upon the assumed conversion of the Company's OCEANE convertible bonds as if conversion to common shares had occured at the beginning of the year. Earnings have also been adjusted for interest expense on the OCEANE convertible bonds.

(w) Shares held by Subsidiaries

Shares held by subsidiaries are presented as a reduction of shareholders’ equity except for shares specifically assigned to stock-option plans.

Note 2 – Changes in Scope of Consolidation: Significant Acquisitions and Disposals

        For the Year Ended December 31, 2004

During the year 2004, Technip transferred two companies, EHR and IG Spa and a part of TECHNIP KTI Spa.

The German Company EHR was sold on April 7, 2004 for €12.2 million and has generated a consolidated net gain of €2.3 million.

The Italian Company IG Spa was sold on April 23, 2004 for €2.0 million and has generated a consolidated net gain of €0.7 million.

In anticipation of transfer, EHR and IG Spa have been excluded from the scope of consolidation on January 1st, 2004.

The Company has sold 75% of the KTI shares to KTI employees during November 2004. No gain has been generated by this transaction. The remaining 25% still under Company control is consolidated using the equity method as of December 31, 2004 with a retroactive effect as of January 1st, 2004.

As the Group transferred its unstrategic activities, it also transferred assets of Technip Offshore Moorings Inc Company without any gain at the end of the year 2004.

The Coflexip additional goodwill after the merger and the Aker Maritime price reduction is detailed as follows:

Technip – Annual Report 2004

		In Millions
		of Euro

Creation of 5,504,436 Technip Shares (€147.99 a share)		814.6
Cash paid for 5,000,000 Coflexip Shares (€199.00 a share)		995.0
Net Purchase Costs		28.7

Purchase Price for 52.47% in Coflexip		1,838.3
Coflexip Net Equity as of September 30, 2001 (52.47%)		(421.4)

Step-up for 52.47% in Coflexip		1,416.9
Step-up for 16.63% in Coflexip via ISIS		253.1

Step-up for 69.1% in Coflexip		1,670.0

Release of net Goodwill recognized by Coflexip (Foreign Exchange		503.5
Effect included)
Allocation to Identified Assets :
Vessels	(106.4)
Buildings	(24.2)	(125.5)
Patents	(59.4)
Deferred Tax	64.5

Goodwill 2001 (gross)		2,048.0

Adjustment on Coflexip Shares held by ISIS (after Merger)		5.5
Gain on Sales of CSO Assets		(48.3)
Depreciation of US Deferred Tax Assets		13.8
Provisions for Transfers		32.1
Provisions and Miscellaneous Charges		48.0

Goodwill 2002 (gross) after Adjustment		2 ,099.1

Aker Deepwater Division Price Reduction		(40.7)
Capital Increase Following the Repurchase of Minority Interests for the		49.5
Technip / Coflexip Merger

Book Value of Minority Interests Repurchased		(14.3)
Other		(1.0)

Goodwill 2003 (gross) after Adjustment		2,092.6

Profit on Merger Adjustment		4.9
Goodwill 2004 (gross) after Adjustment		2,087.7

Thus, Coflexip’s total goodwill after the purchase of the two installments in 2000 and 2001 and after the adjustments made in 2002, 2003 and 2004 can be analyzed as follows:

		In Millions of
		Euro
Goodwill on the Purchase of 29.4% of Coflexip Shares (April 2000)		447.5
Goodwill on the Purchase of 69.1% of Coflexip Shares (October 2001)		2,057.4
after Aker Price Reduction	2,087.7
Goodwill on the Technip / Coflexip Merger (July 2003)		30.3
Total Amortization at the End of December 2004		(375.7)

Goodwill after Adjustments (net)		2,159.5

Goodwill has been allocated in its entirety to the Offshore segment which is further allocated to the following activities:

Technip – Annual Report 2004

Goodwill net, related to the « Floaters » activity	307.4
Goodwill net, related to the « SURF » activity	1,852.1

     The Group performed an impairment test on this goodwill by comparing the book value of the activity to its fair value, based on estimated discounted cash flows converted to a current value. (See Note 1 (g)). Based on the impairment test, no impairment is required.

        For the Year Ended December 31, 2003

The Group changed its name from Technip-Coflexip to Technip following the legal merger of Technip-Coflexip and Coflexip in July 2003. The merger resulted in a capital increase of €1.0 million, a paid-in-surplus of €48.5 million arising from the repurchase of Coflexip’s minority interest and additional goodwill of €35.2 million.

During the first six months of 2003, Coflexip and Aker Maritime reached an agreement regarding the purchase price adjustment mechanisms stipulated in the contract following the acquisition of Aker Maritime’s Deepwater division, leading to a €40.7 million purchase price reduction. This reduction led to a decrease in the Coflexip acquisition goodwill recorded in Technip’s accounts.

During 2003, the Group raised its stake in SEAMEC (India) to 78.2% following a 20% purchase of interests.

        For the Year Ended December 31, 2002

     The year 2002 was marked by the merger of Technip and ISIS in June. Technip already held a 99.05% interest at the end of December 2001. As the contribution value was €750.0 million, that is a value close to the one set as part of the public offer in 2001, the impact on the consolidated statements is limited. Following the merger, ISIS contributed to Technip its portfolio of shares, including the shares of Technip (cancelled), Coflexip, CGG (exchanged for Technip shares, then cancelled), and shares of Novasep and Géoservices (sold).

        No significant acquisition occurred in 2002.

     In 2002, Technip sold its minority stake of 46% in its subsidiary Ipedex, accounted under the equity method in 2001. In 2002, Coflexip disposed of non strategic assets including the subsidiaries Mc Nulty Offshore Ltd and Captain Franck Mc Nulty & Sons Ltd (construction site in United Kingdom), as well as the activities and resources related to the “Well Operations” segment (including the Seawell vessel). The former Coflexip head office, building located at Porte Maillot, was also sold.

The goodwill resulting from the acquisition of the 69.1% interest in Coflexip has been adjusted in order to take into account the consolidated gains on sales that took place in the Coflexip scope during the year 2002. Other adjustments have also affected the goodwill, and these are presented above.

Note 3 - Business and Geographical Segment Information

(a)  Information by Business Segment
Technip has three operational segments, which are defined as follows:

- Offshore activity – integrated design, engineering, fabrication and construction services, including floaters, subsea flow lines, risers and umbilicals as well as project management and maintenance operations.
- Onshore/Downstream activity – design and implementation of production, refining and treatment units.
- Industry activities – project management and engineering services to a diverse array of clients unrelated to the hydrocarbons industry.

The segment result used by the Company to measure segment profitability is operating income before depreciation and amortization.

Technip – Annual Report 2004

In Millions of Euro	Offshore	Onshore /	Industries	Total
		Downstream

2004
Net Sales	2,487.2	2,385.1	268.7	5,141.0
Operating Income before Depreciation and Amortization	267.1	109.1	(1.5)	374.7
Backlog as of December 31 st (*)	2,804.3	3,758.4	216.3	6,779.0
Capital Expenditures	101.1	16.1	1.4	118.6
2003
Net Sales	2,209.7	2,119.0	382.4	4,711.1
Operating Income before Depreciation and Amortization	242.7	100.4	2.4	345.5
Backlog as of December 31st (*)	2,894.9	3,907.5	378.0	7,180.4
Capital Expenditures	102.0	16.4	4.0	122.4
2002
Net Sales	2,125.0	1 938.6	388.7	4 452.3
Operating Income before Depreciation and Amortization	250.1	85.3	12.2	347.6
Backlog as of December 31 st (*)	1 760.7	3 625.7	389.7	5 776.1
Capital Expenditures	106.0	16.0	2.3	124.3

(*) the backlog is defined as the remaining portion on ongoing contracts sales price to be recognized in the future.

(b) Information by Geographical Segment
Technip has activity in four major geographical areas:
- Europe, Russia – Central Asia;
- Africa, Middle East;
- Asia-Pacific; and
- Americas.

The segment result used by the company to measure segment profitability is operating income before depreciation and amortization.

Technip – Annual Report 2004

In Millions of Euro	Europe, Russia & Central Asia	Africa & Middle East	Asia Pacific	Americas	Vessels	Total
	(*)

2004

Net Sales	1,278.9	2,553.8	378.9	929.4	—	5,141.0

Operating Income before Depreciation and Amortization	135.1	138.0	47.6	54.0	—	374.7

Backlog as of December 31 st (**)	1,077.1	4,146.3	459.9	1,095.7	—	6,779.0

Property, Plant and Equipment, net	198.7	23.6	7.0	76.6	409.0	714.9

2003

Net Sales	1,138.2	2,150.3	344.5	1,078.1	—	4,711.1

Operating Income before Depreciation and Amortization	118.9	144.3	23.2	59.1	—	345.5

Backlog as of December 31 st (**)	1,480.2	4,161.5	509.5	1,029.2	—	7,180.4

Property, Plant and Equipment, net	213.4	27.0	5.0	90.1	403.0	738.5

2002

Net Sales	1,196.6	1,482.0	445.2	1,328.5	—	4,452.3

Operating Income before Depreciation and Amortization	148.4	102.9	22.1	74.2	—	347.6

Backlog as of December 31 st (**)	833.7	3,038.0	510.7	1,393.7	—	5,776.1

Property, Plant and Equipment, net	249.0	36.9	5.6	140.2	429.4	861.1

(*) of which net sales for France :
2004: €159.0 million,
2003: €164.9 million,
2002: € 77.9 million

(**) the backlog is defined as the remaining portion on ongoing contracts sales price to be recognized in the future.

(c) Major Customers

No single customer accounts for more than 10% of the total net sales of the Group for the year ended December 31, 2004, 2003 and 2002 respectively.

Note 4 - Operating Income (EBITA)

Operating income is stated after accounting for the following items:

Technip – Annual Report 2004

(a)  Amortization and Depreciation

In Millions of Euro	12/31/04	12/31/03	12/31/02

Amortization of Intangible Assets (a)	(15.4)	(14.9)	(15.8)

Depreciation of Property, Plant and Equipment:
Buildings	(8.5)	(9.5)	(21.3)
Vessels	(36.8)	(35.0)	(42.7)
Machinery and Equipment	(34.8)	(35.2)	(37.8)
Office Fixtures and Furniture	(17.1)	(20.9)	(21.4)
Other	(3.6)	(2.4)	(4.0)

Total Depreciation of Property, Plant and Equipment	(100.8)	(103.0)	(127.2)

Total Depreciation and Amortization	(116.2)	(117.9)	(143.0)

(a) Excluding goodwill amortization

In 2003, the decrease in depreciation of tangible assets results from the change in the vessels’ estimated life. The Company provides for depreciation of vessels using the straight-line method over the estimated useful lives of 10 to 25 years. During 2003, the Company changed the depreciable lives of certain vessels to reflect their updated estimated economic lives. The effect of this change in accounting estimate reduced depreciation expenses in 2003 by approximately €8.9 million.

(b) Research and Development Costs

     Research and development costs are included in the “Selling, General and Administrative Expenses” line item, and amounted to €33.2 million, €33.3 million and €37.4 million for the years ended December 31, 2004, 2003 and 2002, respectively.

(c) Financial Result from Ongoing Contracts

     As described in Note 1(t), financial income and expenses arising from ongoing turnkey contracts are included in net sales for €9.9 million for the years ended December 31, 2004 and 2003 and €13.6 million for the year ended December 31,2002.

Note 5 - Payroll and Staff

Technip has a workforce of about 19,000 people, in 52 countries, including an average of 4,000 external staff integrated in operating teams (for fully consolidated companies). The workforce remained steady between 2004 and 2003.

For the companies accounted for under the proportionate consolidation method, the workforce is not significant.

The payroll expenses recorded in 2004 stands at €920.2 million, compared to €900.3 million in 2003 and €874.4 million in 2002.

Note 6 - Financial Result

In Millions of Euro	12/31/04	12/31/03	12/31/02

Dividends from Investments	0.5	2.1	0.4
Net Gain (loss) on Sales of Securities (e)	4.8	1.5	—
Interest Expenses / Income (a) and (b)	(11.7)	(11.6)	(15.9)
Changes in Provisions related to Unconsolidated Subsidiaries	(1.0)	—	(0.5)

Technip – Annual Report 2004

Convertible Bond: Financial costs and issue costs amortization (c)	(10.0)	(9.7)	(10.4)
Convertible Bond: Redemption premium amortization	(11.4)	(16.1)	(16.9)
Eurobond issued in May 2004	(18.5)	—	—
Credit Facility: Financial Costs	(2.4)	(1.9)	(3.0)
Valuation Allowance for Shares held by the Company	—	—	(2.4)
Others (d)	(4.3)	(8.6)	(18.2)

Total Financial Result	(54.0)	(44.3)	(66.9)

(a)      As described in Note 1 (t), interest expenses / income as reported under Financial Result is exclusive of any financial result reported under Net Sales which may arise from ongoing turnkey contracts (see Note 4 (c)).

(b)      Including €3.3 million from commercial paper in 2004 compared to €7.6 million in 2003 and €10.8 million in 2002.

(c)      These financial costs and amortized issuance fees are related to the €793.5 million convertible bond issued at the end of January 2002. These amounts were, respectively, €6.6 million and €3.4 million in 2004, €7.2 million and €2.5 million in 2003, and €8.2 million and €2.2 million in 2002.

(d)      Including in 2003 a €2.9 million exchange loss compared to a €13.4 million exchange loss in 2002, resulting mainly from exchange losses due to the conversion into US Dollar functional currency of the Brazilian subsidiaries' current accounts denominated in local currency following the significant devaluation in the Brazilian real in 2002, and the sudden US Dollar weakening compared to the European currencies at year-end.

(e)      Including in 2004 the loss on the repurchase of the OCEANE obligations of (€4.9) million set off by the redemption premium amortization.

Note 7 - Non-operating Income

In Millions of Euro	12/31/04	12/31/03	12/31/02

Gain (Loss) on Sales of Consolidated Investments (a)	3.0	(1.5)	3.7
Gain on Sales of Unconsolidated Investments (b)	—	—	1.9
Restructuring Costs (c)	(12.0)	(7.1)	(7.0)
Non-recurring Losses on Former Projects (d)	(0.6)	—	(8.7)
Net Gain on Sales of Property, Plant and Equipment (e)	(1.2)	2.4	—
Other (f)	(5.3)	(1.4)	3.2

Non-operating Income	(16.1)	(7.6)	(6.9)

(a)      In 2004, the gain comes from the sales of EHR and IG SpA for respectively €2.3 and €0.7 million, respectively. In 2003, the loss comes from the disposal of Unirig Pty Ltd. shares. In 2002, the gain results from the sale of Ipedex shares.

(b)      In 2002, this item corresponds to the sale of Rintekno shares.

(c)      In 2004, this item consists of the restructuring a German subsidiary. In 2003, this item consists of restructuring costs of German and Finnish subsidiaries. In 2002, it includes restructuring costs of German subsidiaries.

(d)      In 2002 and 2003, this item includes TP Germany non-operating costs related to two contracts dating from the acquisition by the Group of KTI/MDEU from Mannesmann in 1999.

(e)      In 2004, this item includes mainly the gains and losses on the sales of fixed assets of the Group (an office building in Boulogne, France for €(3.1) million and an office building in Aberdeen, Scotland (the Westhill building) for €2.6 million). In 2003, this item includes a €3.5 million net gain on the SCI CB3 building sale and a €(1.1) million loss resulting from the associated move from the building.

(f)      In 2004, this item includes a €3.0 million costs pursuant to the 2003 sale of the Group’s headquarters in Paris, France. In 2002, this item includes €6.2 million in tax credits linked to the payment of dividends from Italian subsidiaries in previous years, and a €1.3 million capital gain on the repurchase of convertible bonds.

Technip – Annual Report 2004

Note 8 – Income Tax

The principles described in Note 1 (q) result in the following:

(a) Analysis of Income Tax Expense

In Millions of Euro	12/31/04	12/31/03	12/31/02

Current Income Tax	(23.0)	(94.2)	(26.0)
Deferred Income Tax	(41.5)	12.2	(19.9)

Total Income Tax Expense before Tax on Net Gain on Sales of	(64.5)	(82.0)	(45.9)
Investments

Tax on the Net Gain on Sales of Investments	(0.7)	—	(0.4)

Total Income Tax Expense	(65.2)	(82.0)	(46.3)

(b) Reconciliation between the Provision for Income Tax before Net Gain on Sales of Investments and Pre-tax Income before gain on sales of investments

The reconciliation between total income tax expense and pre-tax income in 2004, 2003 and 2002 is based on pre-tax income before gain on sales of investments and includes the non-deductible part of goodwill depreciation.

In Millions of Euro	12/31/04	12/31/03	12/31/02

Net Income	4.7	(19.7)	(29.4)
Minority Interests	2.4	0.8	(3.9)
Income Tax before Tax on the Net Gain on Sales of Investments	64.5	82.0	46.3
Less: Income of Equity Affiliates	(1.2)	(1.1)	—
Less: Non-Deductible Goodwill Amortization and Variance of Valuation	130.2	126.6	130.7
Less: Gain on Sales of Investments	(5.2)	(3.5)	(5.6)

Pre-tax Income before Gain on Sales of Investments	195.4	185.1	138.1

French Income Tax Rate	35.43%	35.43%	35.43%
Theoretical Income Tax	69.2	65.6	48.9
Difference between French and Foreign Tax Rates	(7.2)	6.9	6.3
Permanent Differences	(2.9)	(3.1)	(4.4)
Others (a)	5.4	12.6	(4.5)

Total Income Tax Expense before Tax on Net Gain on Sales of	64.5	82.0	46.3
Investments

Effective Tax Rate before Tax on Net Gain on Sales of Investments (b)	33.01%	44.29%	33.53%

(a)      Including €13.0 million in 2003 related to operational losses not recognized in the Offshore American subsidiaries.

(b)      The effective tax rate declined to 33.01% in 2004 from 44.3% in 2003 and 33.5% in 2002. The apparent increase between 2002 and 2003 results primarily from the Group’s decision not to recognize further deferred tax assets in view of the operational losses recorded in the United States in 2003 and in 2002.

Technip – Annual Report 2004

(c) Deferred Tax Assets and Liabilities

As of December 31, 2004, 2003 and 2002, the deferred tax assets and liabilities in the balance sheets were as follows:

In Millions of Euro	12/31/04	12/31/03	12/31/02

Deferred Tax Assets (a)	80.1	120.1	73.6
Deferred Tax Liabilities (b)	(144.8)	(162.5)	(126.2)

Net Deferred Tax Asset	(64.7)	(42.4)	(52.6)

(a)      In 2004 and 2003, the Group decided not to recognize deferred tax assets on the operational losses in the Offshore American subsidiaries leading to a decrease in net deferred tax assets between December 31, 2002 and December 31, 2003. On the basis of the future results of the Group, the group decided to record a valuation allowance against a part of the deferred tax assets relating to losses carried forward in the United States for US$ 12.8 million in 2002.

(b)      Deferred tax liabilities relates to differences between accounting and tax depreciation in the purchase price allocation at the time of the acquisition of Coflexip in October 2001 (see Note 2(b)), specially in variance of the vessels valuation. As of December 31, 2004, Technip recognized €42.0 million of deferred tax compared to €64.5 million at the time of the acquisition.

(d)      Tax Losses Carried Forward

     Tax losses carried forward and not yet utilized mainly come from TSE (formerly MSE), a German subsidiary acquired in 1999, from Technip Germany and from Coflexip American subsidiaries. They amount to €297.1 million.

     Unrecorded deferred tax assets as of December 31, 2004, principally relate to tax losses carried forward on TSE, which amount to €53.8 million, and tax losses on Technip Offshore American subsidiaries, which amount to €79.4 million. Technip decided not to recognize this deferred tax asset in its consolidated financial statements.

Note 9 - Diluted Earnings per Share

The diluted earnings per share have been determined in accordance with Note 1 (v).

	12/31/04	12/31/03	12/31/02
(In Millions of Euro)
Net Income	4.7	(19.7)	(29.4)
Amortization of Convertible Bond Redemption Premium, after Tax	7.4	10.4	10.9
Convertible Bond Financial Costs, after Tax	6.5	4.6	4.7

Net Income before Redemption Premium Amortization and OCEANE	18.6	(4.7)	(13.8)
Financial Costs

Net Income before Non-operating Income and Goodwill Amortization	152.0	116.6	110.9

(In Thousands)
Number of Shares:
Issued Shares as of December 31st	24,111	23,738 (a)	23,408
Stock Options (Subscription Options)	1,396	1,496	476 (b)
Convertible Bonds	3,719	4,209	4,502
Technip Shares held by Subsidiaries	(340)	(141)	–

	28,886	29,302	28,386

(in Euro)
Diluted Earnings per Share (c)	0.64	–	–

Technip – Annual Report 2004

Diluted Earnings per Share before Non-operating Income and Goodwill	5.26	3.98	3.91
Amortization

(a) In 2003, does not take into account the capital increase resulting from the 2004 Employee Stock Participation Plan (331,780 shares) which became effective as of January 1, 2003.

(b) In 2002, does not take into account the 2003 plan, which accounts for 697,000 shares.

(c) In 2003 and 2002 the diluted earnings per share are negative and are consequently not disclosed.

Note 10 - Compensation of the Members of the Board of Directors

The amount of directors' fees paid by Technip to the members of the Board of Directors during 2004 was €217,000. The gross amount of compensation and benefits of all kinds paid by Technip to the members of the Board of Directors during 2004 was €963,080.

Note 11 - Intangible Assets, net

Intangible assets are detailed as follows:

In Millions of Euro	12/31/04	12/31/03	12/31/02

Other Intangible Assets, gross	152.4	132.3	142.3
Accumulated Amortization	(74.2)	(44.0)	(33.5)

Net (a)	78.2	88.3	108.8

Goodwill	2,728.4	2,737.6	2,746.6
Accumulated Amortization	(442.7)	(328.9)	(217.8)

Net (b)	2,285.7	2,408.7	2,528.8

Intangible Assets, net	2,363.9	2,497.0	2,637.6

(a) Intangible Assets

Intangible assets include:

     - €51.4 million of patents and trademarks (gross value) identified when Coflexip purchased the Aker Maritime Deepwater Division in January 2001,
     - €59.4 million of patents and trademarks (gross value) identified at the time of the public offers on Coflexip and ISIS in October 2001, others than those resulting from the Aker Maritime Deepwater Division Patents and trademarks are amortized over 10 years.
    - €19.7 million (gross value) of software for its E-Procurement platform. The investment is amortized over five years since the end of November 2001.

(b) Goodwill, net

In Millions of Euro	12/31/04	12/31/03	12/31/02

KTI/MDEU	107.9	119.5	127.5

Technip – Annual Report 2004

Coflexip (April 2000)	341.2	363.6	386.0
Coflexip (October 2001)	1,789.9	1,872.2	1,993.5
Coflexip Merger (July 2003)	28.3	34.5	–
Others	18.4	18.9	21.8

Net	2,285.7	2,408.7	2,528.8

     The goodwill represents the difference between the purchase price of an acquisition and the fair value of its net assets, if the purchase method of accounting is used. This goodwill is amortized over a period that is dependent upon the activities of the acquired company (see Note 1 (g)).

KTI/MDEU

     The goodwill calculated in 1999 in relation to the purchase of KTI/MDEU from Mannesmann represented €159.5 million, gross, amortized on a 20-years basis, which corresponds to an annual amortization of €8.0 million. The significant net goodwill decrease is due to the transfer of EHR and to the transfer during the year 2004 of 75% of the shares of KTI SpA for €4.0 million, net.

CSO: 2000, 2001 and 2003 installments

     The goodwill increase in 2000 results from the acquisition of 29.7% of Coflexip on April 19, 2000 with goodwill of €447.5 million, gross, amortized on a 20-years basis corresponding to an annual amortization expense of €22.4 million.

     The goodwill of 2001 after 2002 and 2003 adjustments (see Note 2) amounts to €2,057.4 million and is amortized over 25 years, or €82.3 million per year.

     In 2003, Technip raised the goodwill by €35.2 million following the merger between Technip and Coflexip in July 2003 (capital increase and paid-in-surplus for €49.5 million less minority interests amounting to €14.3 million, see Note 2). The goodwill is amortized over 23 years, which correspond to the residual period of the Coflexip’s goodwill. The amount is now of €30.3 million (merger profit adjustment of €4.9 million in 2004 (see Note 2)). The yearly amortization expense amounts €1.4 million.

Note 12 - Property, Plant and Equipment, net

				Machinery	Office
	Land	Buildings	Vessels	and	Fixtures &	Others	Total
				Equipment	Furniture

	In millions of Euro

Gross Value	14.0	152.0	694.5	440.7	108.4	60.6	1,470.3
Accumulated Depreciation	–	(65.1)	(285.6)	(285.1)	(84.3)	(35.3)	(755.4)

Total December 31, 2004	14.0	86.9	408.9	155.7	24.1	25.4	714.9

Gross Value	14.1	181.9	655.7	443.0	141.1	63.2	1,499.0
Accumulated Depreciation	–	(81.5)	(252.7)	(305.3)	(96.0)	(25.0)	(760.5)

Total December 31, 2003	14.1	100.4	403.0	137.7	45.1	38.2	738.5

Gross Value	73.5	243.0	625.7	439.1	162.3	60.1	1,603.7
Accumulated Depreciation	–	(99.5)	(196.3)	(302.9)	(114.2)	(29.7)	(742.6)

Total December 31, 2002	73.5	143.5	429.4	136.2	48.1	30.4	861.1

Technip – Annual Report 2004

     As of December 31, 2004, two office buildings, one in France and one in Scotland, were sold (gross value of €18.0 million and carrying value of €6.2 million at the date of the sale), and a vessel was purchased (the Deep Pioneer) in December 2004 by the exercise of the option to buy for €21.0 million.

     As of December 31, 2003, the head office building located in La Defense was sold. The building’s net book was €94.6 million.

     The property, plant and equipment include assets, which are placed at the Group's disposal by means of capital leases are detailed as follows:

In Millions of Euro	12/31/04		12/31/03

	Gross	Net	Gross	Net
Buildings	–	–	14.0	3.0
Vessels	52.5	–	52.6	3.8
Equipment	4.1	–	4.1	0.0

Total	56.6	–	70.7	6.8

Note 13 - Other Investments and Loans, net

In Millions of Euro	12/31/04	12/31/03	12/31/02

Investments at Historical Cost	6.7	9.3	9.7
Valuation Allowance	(2.4)	(5.3)	(4.7)

Net Value	4.3	4.0	5.0

Loans Related to Investments	2.1	1.5	2.2
Valuation Allowance	(1.6)	(1.5)	(1.5)

Net Value	0.5	–	0.7

Security Deposits	0.7	2.5	5.9
Others	0.3	1.9	6.7

Other Investments and Loans, net	5.8	8.4	18.3

Note 14 - Equity Affiliates

Equity affiliates are analyzed as follows:

	Percentage Owned			In Millions of Euro

	12/31/04	12/31/03	12/31/02	12/31/04	12/31/03	12/31/02

TP India	–	50.0%	50.0%	–	1.1	0.9
Nargan	20.0%	20.0%	20.0%	1.6	1.0	0.3
KTI Spa	25.0%	–	–	0.8	–	–
TPL (a)	100.0%	–	–	11.1	–	–

Total				13.5	2.1	1.2

(a) Company that is being liquidated.

Technip – Annual Report 2004

Note 15 – Contracts-in-progress

Contracts-in-progress relate to ongoing turnkey contracts, engineering/procurement contracts and ongoing contracts including installation or commissioning operations, which are recorded as described in Note 1 (k).

In Millions of Euro	12/31/04	12/31/03	12/31/02

Contracts-in-progress, net	6,593.4	6,368.2	4,896.2

Contracts in progress include accumulated margin recognized on ongoing contract. As described in Note 1 (k), amounts shown under the “Contracts-in-progress” line item are financed by progress payments received from customers which amount to €7,353.6 million, €7,047.8 million and €5,420.2 million as of December 31, 2004, 2003 and 2002, respectively.

Note 16 - Inventories and Deferred Bid Costs, net

In Millions of Euro	12/31/04	12/31/03	12/31/02
Inventories

Raw Materials	39.0	40.1	45.6
Unfinished Goods	46.1	23.5	18.5
Finished Goods and Merchandise	13.6	13.5	15.8
Less: Valuation Allowance	(9.6)	(10.1)	(8.4)

Inventories, net	89.1	67.0	71.5

Deferred Bid Costs, net (a)	9.1	6.6	9.3

Inventories and Deferred Bid Costs, net	98.2	73.6	80.8

(a) Costs directly linked to the awarding of future turnkey engineering/construction contracts, for which the signature can be reasonably expected, are deferred and capitalized in the balance sheet.

Note 17 - Accounts Receivable, net

In Millions of Euro	12/31/04	12/31/03	12/31/02

Receivables on Contracts and Guarantee Retention	591.0	755.6	725.1
Doubtful Accounts	24.5	41.8	41.0
Allowance for Doubtful Accounts	(20.7)	(41.8)	(40.5)

Total Accounts Receivable, net	594.8	755.6	725.6

The Group’s main customers include major oil and gas, petrochemical or oil-related companies.

The maturity of receivables corresponds to the operating cycle of the contracts.

Each client's financial situation is periodically reviewed and any potential risks are recorded as a reserve.

Technip – Annual Report 2004

Note 18 - Other Current Assets, net

	12/31/04		12/31/03	12/31/02
In Millions of Euro
	Gross	Net	Net	Net

Deferred Tax Assets (see Note 8 (c))	133.9	80.1	120.1	73.6
Value Added Tax	42.4	42.4	60.0	40.0
Prepaid Income Tax and Other Current Tax	109.5	109.5	39.8	62.6
Advances to non-Consolidated Subsidiaries	13.0	10.7	0.4	7.8
Joint Venture associates' Current Account	106.3	97.1	13.6	16.8
Receivables from Suppliers	–	–	14.5	2.5
Receivables from Personnel	1.7	1.7	1.7	1.4
Dividends to be received on investments (Deduction at	17.4	17.4	–	1.5
Source)
Prepaid Expenses	80.3	78.8	39.5	53.4
Insurance Indemnities to be Received	0.1	0.1	0.1	5.4
Funds in Escrow	–	–	–	68.9
Redemption Premium on Bonds (see Note 22)	76.6	32.1	51.6	73.5
Others	247.9	235.3	86.4	114.2

Total Other Current Assets, Net	829.1	705.3	427.7	521.6

Note 19 - Cash and Cash Equivalents

(a) Marketable Securities - Cash Equivalents

In Millions of Euro	12/31/04	12/31/03	12/31/02
Marketable Securities:
Historical Cost	739.4	110.0	102.6
Valuation Allowance	–	–	(3.5)

Market Value at Year-end	739.4	110.0	99.1

Detailed Analysis of Marketable Securities:
Mutual Funds	501.8	40.5	70.4
Certificates of Deposit	103.4	21.1	15.5
Shares held by the Company (*)	–	–	3.2
Fixed Term Deposits	67.3	34.6	8.3
Others	66.9	13.8	1.7

Total Marketable Securities	739.4	110.0	99.1

 (*) In 2004 and 2003, shares held by the company have been excluded from Group’s shareholders’ equity.
In 2002, Technip carried out the cancellation of all the shares held by the company except 49,499 shares intended to cover stock option plans, recorded as marketable securities.

(b) Cash

Cash amounts to €694.6 million as of December 31, 2004, compared to €782.4 million and €642.4 million in 2003 and 2002, respectively.

(c) Detailed Analysis of Cash and Marketable Securities by Currencies

Technip – Annual Report 2004

In Millions of Euro	12/31/04	12/31/03	12/31/02

Euro	793.0	391.9	315.0

U.S. Dollar	431.7	311.4	260.9
Great Britain Pound	87.0	63.1	61.8
Norwegian Crown	19.1	40.0	27.2
Others	103.2	86.0	76.2

Total	1,434.0	892.4	741.1

A large part of cash and marketable securities are booked or invested in Euros or US Dollar. The Group frequently uses these currencies within the framework of its commercial relations. Cash and cash equivalents in other currencies correspond to deposits retained by subsidiaries located in countries where such currencies are the national currency in order to ensure their liquidity or to amounts received from customers prior to the payment of expenses in these same currencies, or the payment of dividends.

Note 20 - Shareholders’ Equity

(a) Parent Company’s Common Stock Breakdown and Changes

     As of December 31, 2004, Technip common stock consisted of 24,110,654 outstanding shares with a par value of €3.05. The changes since December 31, 2002 can be analyzed as follows:

	No. of Shares	Common
	Outstanding	Stock
		(in Million of
		Euro)

Common Stock as of December 31, 2002	23,408,004	71.4
Increase related to the Merger with Coflexip (1)	330,327	1.0

Common Stock as of December 31, 2003	23,738,331	72.4
Employee Subscriptions (2)	331,780	1.0
Option of Subscription for Share Exercised (3)	40,543	0.1

Common Stock as of December 31,2004	24,110,654	73.5

(1)      Capital increase resulting from the merger with Coflexip in July 2003 (see Note 2).

(2)      Employee subscriptions: The shareholders authorized the conditions for such transaction at a meeting held on July 11, 2003.

(3)      These increases result from the exercise of stock options granted to employees as described in Note 20(d).

The Company owned 340,242, 140,953, and 49,499 of its shares as of December 31, 2004, 2003 and 2002, respectively. In 2004 and 2003, shares held by the company were deducted from shareholders’ equity. In 2002, the shares held by the company were all intended to cover stock-option plans. They were recorded in the marketable securities item.

(b) Technip Shareholders as of December 31st

Technip – Annual Report 2004

	12/31/04	12/31/03	12/31/02

Oppenheimer Funds Inc (*)	6.0%	–	–
IFP	3.2%	6.7%	6.8%
Gaz de France	0.0%	7.2%	7.3%
Total Group	0.0%	3.3%	3.8%
Employees	2.4%	2.6%	2.6%
Treasury Shares and Shares held by Subsidiaries (**)	1.4%	0.6%	0.2%
Others	87.0%	79.6%	79.3%

Total	100.0%	100.0%	100.0%

(*)      The amounts of 2002 and 2003 are not communicated because no threshold was crossed.
(**)      Shares held by Technip: see Note 20(a)

(c) Cumulative Translation Adjustments

     Cumulative translation adjustments reflect the exchange differences arising from the translation into Euro of the financial statements of foreign subsidiaries as described in Note 1 (f).

(d) Executive Stock Option Plans

     The 1999 stock option plan was authorized by the shareholders' meeting held on April 30, 1999 and implemented by the Board of Directors on April 30, 1999. These options are valid up to five years. The plan expired on April 30, 2004.

     The 2000 stock option plan was authorized by the shareholders' meeting held on April 28, 2000 and implemented by the Board of Directors on December 14, 2000. These options are valid up to eight years from the date of grant.

     The 2003 stock option plan was authorized by the shareholders' meeting held on June 20, 2002 and implemented by the Management Board on December 9, 2002. These options are valid up to six years from the date of grant.

     The 2003 stock option plan (remaining portion of part B) was authorized by the shareholders’ meeting held on August 24, 2001 and implemented by the Board of Directors on May 21, 2003. These options are valid up to 6 years from the date of grant.

       The former stock option plans implemented by Coflexip have been held by Technip since the merger between Technip and Coflexip SA. The stock option plans can be described as follows:

     - Stock option plan 9.2 was authorized by the shareholders’ meeting held on May 21, 1996 and implemented by the Board of Directors on March 24, 1997. These options are valid up to ten years from the date of grant.

     - Stock option plan 9.3 was authorized by the shareholders’ meeting held on May 21, 1996 and implemented by the Board of Directors on May 18, 1998. These options are valid up to ten years from the date of grant.

     - Stock option plan 10 was authorized by the shareholders’ meeting held on June 2, 1999 and implemented by the Board of Directors on December 14, 1999. These options are valid up to ten years from the date of grant.

     - Stock option plan 11 was authorized by the shareholders’ meeting held on May 30, 2000 and implemented by the Board of Directors on March 20, 2001. These options are valid up to ten years from the date of grant.

Technip – Annual Report 2004

	Number of Stock Options
Technip Plans	Plan 1999/2001		Plan 2003			TOTAL
					Remaining
	1st Part	2nd Part	Part A (c)	Part B (c)	Portion of
	1999 (a)	2000 (b)			part B

Options Granted (Purchase)	315,520					315,520

Options Granted as of 12.31.99	315,520	–	–	–		315,520

Options Exercised	(2,200)	–	–			(2,200)
Options Cancelled	(7,900)	–	–	–	–	(7,900)
Options Granted (Purchase)	–	139,576	–	–	–	139,576
Options Granted (Subscription)	–	493,028	–			493,028

Options Granted as of 12.31.00	305,420	632,604	–	–		938,024

Options Exercised (Purchase)	(20,800)	–	–			(20,800)
Options Exercised (Subscription)	–	–	–			–
Options Cancelled (Purchase)	–		–			–
Options Cancelled (Subscription)	–	(3,200)	–			(3,200)
Options Granted (Purchase)	–	–	–			–
Options Granted (Subscription)	–	–	–			–
Options Granted as of 12.31.01
(Purchase)	284,620	139,576	–	–		424,196
Options Granted as of 12.31.01
(Subscription)	–	489,828	–	–		489,828
Options Exercised (Purchase)	(4,400)	–	–	–		(4,400)
Options Exercised (Subscription)	–	–	–	–		–
Options Cancelled (Purchase)	(8,100)	–	–	–		(8,100)
Options Cancelled (Subscription)	–	(13,950)	–	–		(13,950)
Options Granted (Purchase)	–	–	–	–		–
Options Granted (Subscription)	–	–	234,080	462,920		697,000
Options Granted as of 12.31.02
(Purchase)	272,120	139,576	–	–		411,696
Options Granted as of 12.31.02
(Subscription)	–	475,878	234,080	462,920		1,172,878

Options Exercised (Purchase)	–	–	–	–	–	–
Options Exercised (Subscription)	–	–	–	–	–	–
Options Cancelled (Purchase)	(14,200)	–	–	–	–	(14,200)
Options Cancelled (Subscription)	–	(27,200)	(22,090)	(4,400)	–	(53,690)
Options Granted (Purchase)	–	–	–	–	–	–
Options Granted (Subscription)	–	–	–	–	5,200	5,200

Options Granted as of 12.31.03
(Purchase)	257,920	139,576	–	–	–	397,496

Options Granted as of 12.31.03
(Subscription)	–	448,678	211,990	458,520	5,200	1,124,388

Options Exercised (Purchase)	(231,295)	–	–	–	–	(231,295)
Options Exercised (Subscription)	–	–	–	(900)	–	(900)
Options Cancelled (Purchase)	(26,625)	–	–	–	–	(26,625)
Options Cancelled (Subscription)	–	(34,000)	(10,380)	(10,350)	–	(54,730)
Options Granted (Purchase)	–	–	–	–	–	–
Options Granted (Subscription)	–	–	–	–	–	–

Options Granted as of 12.31.04
(Purchase)	–	139,576	–	–	–	139,576

Technip – Annual Report 2004

Options granted as of 12.31.04
(subscription)	(414,678)	201,610	447,270	5,200	1,068,758

Technip treasury shares dedicated to the stock purchase options plan	-

Maturity date	04.30.2004	12.14.2008	12.09.2008	12.09.2008	05.21.2009

(a) Options utilizable after 3 years from 04.30.1999
(b) Options utilizable after 3 years from 12.14.2000
(c) Options utilizable after 3 years from 12.09.2002
(d) Options utilizable after 3 years from 05.21.2003

Coflexip Stock option plans	Plan 9.2	Plan 9.3	Plan 10	Plan 11	Total

Options granted in	1997	1998	1999	2001	-

Number of purchase options granted	-	-	-	34,415	34,415

Number of subscription options granted	200,000	123,400	127,386	180,000	630,786

Cumulative figures as of December 31, 2003:

Options exercised (purchase)	-	-	-	-	-
Options exercised (subscription)	(127,926)	(450)	(16,152)	-	(144,528)
Options cancelled (purchase)	-	-	-	-	-
Options cancelled (subscription)	(33,387)	(25,200)	(19,850)	(36,000)	(114,437)

Purchase options granted as of December 31,	-	-	-	34,415	34,415
2003

Subscription options granted as of December	38,867	97,750	91,384	144,000	371,821
31, 2003

Options exercised (purchase)	-	-	-	-	-
Options exercised (subscription)	(10,833)	(8,050)	(20,760)	-	(39,643)
Options cancelled (purchase)	-	-	-	-	-
Options cancelled (subscription)	-	(1,900)	(1,334)	(1,000)	(4,234)

Purchase Options Granted as of December	-	-	-	34,415	34,415
31, 2004

Subscription Options Granted as of	27,854	87,800	69,290	143,000	327,944
December 31, 2004

Technip – Annual Report 2004

(e) Distributable Retained Earnings

     The distributable retained earnings of the parent company amount to approximately €200 million as of December 31, 2004.

(f) Statutory Legal Reserve

     Under French Law, companies must allocate, each year, 5% of their consolidated statutory net profit to their legal reserve fund before dividends may be paid with respect to that year. Funds are allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital. The legal reserve may only be distributed to shareholders upon liquidation of the Company. The statutory legal reserve was €9.8 million as of December 31, 2004.

Note 21 - Accrued Liabilities

The principles on the basis of which accrued liabilities are estimated are described in Note 1 (p).

In Millions of Euros	12/31/04	12/31/03	12/31/02

Current Accrued Contingencies:
Foreseeable Losses on Contracts	21.6	6.4	5.5
Contingencies Related to Contracts	92.9	86.3	59.5
Other Contingencies	16.6	41.2	43.1
Provision for Dry-docking	4.5	6.1	7.7
Expenses to Complete Contracts	84.4	74.8	74.9
Restructuring	6.0	7.3	4.2
Others (*)	25.9	12.7	47.6

Total Accrued Liabilities	251.9	234.8	242.5

(*) As of December 31, 2004, these include the following contingencies:
Costs following the sale of the head office in 2003: €3 million,
Equalization on Engineering Re contingencies (reinsurance Company for the Group): €4,6 million.
As of December 31, 2002, these include the following contingencies:
CAMC/TOMI transfer contingencies (provision for assets depreciation): €16.9 million,
Exchange loss contingencies: €10.3 million.

The changes in accrued liabilities as compared with December 31, 2003 can be analyzed as follows:

	12/31/03	Increase	Decrease	Decrease	Other	12/31/04
			Used	Unused	changes
			Provision	Provision

			In Millions of Euro

Foreseeable Losses on Contracts	6.4	22.3	(3.8)	(0.2)	(3.1)	21.6
Contingencies Related to Contracts	86.3	67.2	(34.9)	(24.0)	(1.7)	92.9
Other Contingencies	41.2	12.6	(36.7)	(0.5)	—	16.6
Provision for Dry-docking	6.1	2.0	(3.6)	—	—	4.5
Expenses to Complete Contracts	74.8	51.2	(34.6)	—	(7.0)	84.4
Restructuring	7.3	2.9	(3.8)	(0.3)	(0.1)	6.0
Others	12.7	17.3	(5.0)	(2.4)	3.3	25.9

Total	234.8	175.5	(122.4)	(27.4)	(8.6)	251.9

Technip – Annual Report 2004

“Contingencies related to contracts” line item are composed of provision for litigation.

The decrease for unused provision corresponds to provisions for which the contingencies disappeared over the period.

Note 22 - Financial Debt

(a) Analysis by Nature

In Millions of Euro	12/31/04	12/31/03	12/31/02

Convertible Bonds (a)	632.2	715.5	765.3
Bond loan (b)	650.0	—	—
Bank Borrowings and Credit Lines (c)	81.8	184.1	187.7
Short-term Commercial Paper	150.0	205.0	276.0
Bank Overdrafts	16.5	8.3	7.2
Refundable Advances	6.9	6.2	6.2
Employee Loans	—	—	—
Accrued Interest Payable	24.7	7.4	—
Leasing and Other	—	3.0	4.7

Total Financial Debt	1,562.1	1,129.5	1,247.1

Short-term Financial Debt (d)	194.4	226.3	297.0
Long-term Financial Debt	1,367.7	903.2	950.1

(a) At the end of January 2002, Technip issued a bond loan with an option for conversion into new shares and/or exchange for existing shares (OCEANE offer) for an initial amount of €793.5 million. The reimbursement date was set on January 1, 2007 for bonds not converted into shares at this date.

The OCEANE offer, which received the AMF final visa on January 22, 2002, has the following characteristics:
- Issued at a price of €170 (number of bonds issued: 4,667,647);
- The coupon payable on January 1st of each year amounts to 1% per year of the bonds' nominal value;
- The redemption date was set on January 1, 2007 for bonds not converted into shares at such date;
- The bond redemption price as of January 1, 2007 is €190.07 in the event of non-conversion or exchange; and
- The actuarial rate of yield for the bondholder is 3.25% per year in the event of non-conversion or exchange.

The bond loan was used to reimburse part of the credit facility issued by Technip to finance the purchase of Coflexip shares.

Technip repurchased 165,653 convertible bonds in 2002 and 293,141 convertible bonds in 2003 and 489,742 convertible bonds in 2004 for the amount of €161.3 million.

In accordance with the bond loan-issuing contract of the OCEANE, the 948,536 convertible bonds thus redeemed have been cancelled, reducing the outstanding amount to €632.2 million as of December 31, 2004.

(b) The bond loan has been issued on May 26, 2004 for an amount of €650.0 million and a maturity date on May 26, 2011. The interest rate is 4.625% payable annually.

(c) The bank borrowings and credit lines as of December 31, 2004, mainly include the credit facility for US$109 million (€80.0 million at 2004 closing rate) as of December 31, 2004 for an authorized total amount of €850.0 millions. This credit facility was used by Technip Coflexip USA Holdings to finance part of the acquisition of the Aker Maritime ASA Deepwater Division in January 2001. This credit facility is fully repayable at maturity on April 29, 2009.

(d) The short-term financial debt, which represents €194.4 million, is composed of the following:
- Commercial paper for €150.0 million (terms from 1 to 3 months),
- Short-term part of the Group long-term debt, which amounts to €3.2 million,
- Bank overdrafts and other short-term bank facilities for €16.5 million, and
- Accrued interest on convertible bonds and bond loan for €24.7 million.

Technip – Annual Report 2004

(b)  Analysis by Type of Interest Rate

(After Possible Hedging of Interest Rates)
In Millions of Euro	12/31/04	12/31/03

Fixed Rate	1,402.7	821.4
Variable Rate	159.4	308.1

Total	1,562.1	1,129.5

The variable-rate debt includes US$ 109.0 million (€80.0 million at 2004 closing rate). This debt was swapped for a fixed rate debt until June 26, 2006.

In 2004, the average rate of the fixed-rate debt stands at 3.84% per year versus 3.52% in 2003.

Over the same period, the average rate of the overall Group debt (fixed and variable rate) stands at 3.61% per year (2.54% per year before the amortization of the redemption premium relating to the convertible bond loan). The average rate of debt is calculated by dividing the average outstanding debt for the fiscal year by the amount of financial costs for the fiscal year (with the exclusion of bank fees not expressly related to the debt).

(c) Analysis by Currency

In Millions of Euro	12/31/04	12/31/03	12/31/02

Euro	1,464.4	938.1	1,054.8
US Dollar	80.4	183.9	182.2
Pound Sterling	-	2.4	—
Others	17.3	5.1	10.1

Total Financial Debt	1,562.1	1,129.5	1,247.1
Less: Amounts Due Within One Year	(194.4)	(226.3)	(297.0)

Total Long-term Debt	1,367.7	903.2	950.1

(d) Annual Maturities of Long- term debt

In Millions of Euro	12/31/04

2005 (**)	27.9
2006(*)	632.8
2007	0.5
2008	0.6
2009 and after	733.8

Total Long-term Debt (**)	1,395.6

(*)      Includes €632.2 million for the redemption of the OCEANE loan as of January 1, 2007.
(**)      Includes the short-term part of the long term debt for €27.9 million.

Technip – Annual Report 2004

(e) Debt guaranteed by Suretyships and Security with Regard to Immovable Property

In Millions of Euro		12/31/04
	Guarantee	Without	Total
		Guarantee

Bank Overdrafts, Short-term Facilities and Others	–	16.5	16.5
Commercial Paper	–	150.0	150.0
Short-term Part of Long-term Debts	1.5	26.4	27.9

Total Short Term Financial Debt	1.5	192.9	194.4

Long-term Financial Debt	–	1,367.7	1,367.7

Total Financial Debts	1.5	1,560.6	1,562.1

     As of December 31, 2004, €1.5 million of bank and financial debts used by Technip and its subsidiaries are covered by security with regard to immovable property provided by these companies.

Note 23 – Convertible Bond Redemption Premium

     Following the redemption and the cancellation of 948,536 convertible bonds in 2002, 2003 and 2004, the amount of the convertible bond redemption premium has been reduced to €74.7 million (compared to €84.5 million as of December 31, 2003; €90.4 million as of December 31, 2002 and €93.7 million when issued).

Note 24 - Other Creditors

In Millions of Euro	12/31/04	12/31/03	12/31/02

Payroll Costs	108.1	70.4	62.0
Social Security Charges	30.1	38.0	20.6
Income and Value Added Taxes	179.1	125.6	150.5
Liabilities Deferred Income	144.8	162.5	126.2
Deferred Income	8.6	13.2	7.1
Debts on Fixed Assets	16.7	11.5	15.7
Ongoing Project Accruals	119.0	124.5	78.6
Fee Accruals	3.5	2.8	1.9
Current Accounts on Ongoing Contracts	22.9	16.0	28.9
Debt Covered by a Guarantee	—	—	68.9
Subsidies	13.6	6.6	7.0
Other	161.8	120.8	188.7

Other Creditors	808.2	691.9	756.1

Note 25 - Related Party Transactions

None

Note 26 – Off-balance Sheet Commitments and Contingencies

The off-balance sheet commitments are presented below. The part concerning financial debt is presented in Note 22. There are no material commitments that are not described below.

Technip – Annual Report 2004

Contractual Commitments	Total	Payments
		Less than One Year	1 to 5 Years	More than Five Years
Capital Leases	—	—	—	—	(a)
Operating Leases	369.4	41.7	149.3	178.4	(a)
Foreign Exchange Rate	1,287.1	1,119.9	167.2	—	Note 27 (b)
Instruments
Interest Rate Instruments	80.0	—	80.0	—	Note 27 (c)
Total	1,736.5	1,161.6	396.5	178.4

Others Commitments	Total	Amount of Commitments by Period
		Less than One Year	1 to 5 Years	More than Five Years
Parent Company Guarantees	13,789.9	3,721.3	9,216.4	852.2
Others Commitments Given	1,418.6	146.8	1,079.5	192.3
Total Commitments Given	15,208.5	3,868.1	10,295.9	1,044.5	(b)
Total Commitments Received	539.4	208.5	330.5	0.4	(b)

(a) Capital Leases and Operating Leases

The Group rents various equipment, vessels and buildings, mainly under lease contracts that will end during the next ten years.

In 2004, the rental expense amounted to €50.4 million (including vessels for €11.6 million) compared to €29.5 million in 2003.

As of December 31 2004, the present value of minimum future lease payments is as follows:

In Millions of Euro	Operating
Lease
For the Year Ended December 31,
2005	41.7
2006	41.9
2007	36.4
2008	36.3
2009	34.7
2010 and thereafter	178.4

Total	369.4
Less Interest	—

Total Current Net Value of Operating Leases	369.4

Technip – Annual Report 2004

In 2003, Technip entered into a new lease contract related to a new office building located in Paris-La Défense, which is the Group's new headquarters. This lease relates to the period from March 1, 2003 to February 27, 2015. The lease concerning 2004 amounts to €24.3 million, after indexation to the cost of construction. The lease payment remains constant per period of 36 months except for changes in the construction index. Simultaneously with the sale of the building in Boulogne at the end of 2004, the capital lease relative to this building was early withdrawn.

The capital lease of the “The Deep Pioneer” vessel has also been withdrawn with the exercise of the purchase option on that vessel in December, 2004.

In 2004, 2003, and 2002, no new significant leasing contract has been entered into by the Group.

(b) Commitments

The commitments are presented below:

In Millions of Euro	12/31/04	12/31/03	12/31/02

Parent Company Guarantees	13,789.9	10,729.4	8,807.6
Commitments Given	1,418.6	1,609.7	1,696.2
Total Commitments Given	15,208.5	12,339.1	10,503.8

Commitments Received	539.4	592.5	445.3

Parent company guarantees given by the parent company to clients cover the due and proper performance of the specified contracts-in-progress for which the average expiration period until the release of the commitment guarantees is about 5 years.

Parent company guarantees are presented in the above table for the contract entire amount until the final delivery date. They include the part of the contract that relates to our partners in joint venture, and are not reduced according to the percentage of completion.

     Other commitments given mainly relate to guarantees or counter-guarantees given by banks and insurance companies to various customers in connection with ongoing contracts, in order to secure due and proper performance of the contracts or following the payment of retention guarantees.

     Commitments received mainly relate to similar guarantees obtained from suppliers or subcontractors in connection with ongoing contracts.

(c) Contingencies

Exceptional Events and Litigation:

     The Company is subject to various legal proceedings and claims arising in the normal course of its business. In the opinion of the management, the probable outcomes of these actions will not materially affect the consolidated financial position, results of operations or assets of the Company and its subsidiaries.

Any litigation based on contract has accrued liabilities in the category “Contingencies related to contracts”, see note 21.

The main litigations in progress are the followings:

        ITP

     On December 21, 2001, a French company filed a complaint with the Tribunal de Commerce (Commercial Court) of Versailles against Coflexip, Coflexip Stena Offshore Limited and Coflexip Stena Offshore International. The claim alleged that Coflexip had breached several confidentiality agreements. This company has also brought an action in the courts in Scotland and in the U.S. against Coflexip for infringement of a patent related to “pipe-in-pipe” technologies. The patent of this company was invalidated by the EPO (European Patent Office) in February 2004 but the Edimburg Appeal Court annulled the decision of the EPO considering that the EPO decision should have its effect on the UK territory. The Edimburg Court decision was subject to an appeal with the Chamber of Lords on February 19, 2005 at the latest. Since the company has not appealed before the required deadline, the Scottish procedure is closed. On the basis of the available information, Technip believes that these allegations are unfounded and that its potential exposure is not material.

Technip – Annual Report 2004

        Seamec

     In February 2003, Technip through its subsidiary Coflexip Stena Offshore Mauritius Limited, purchased an additional participation of 20% in the share capital of its Indian listed subsidiary, South East Marine Engineering and Construction Ltd (SEAMEC) in an open offer ordered by the Securities and Exchange Board of India (SEBI) pursuant to the Indian stock exchange Regulations, as a consequence of the change of control of SEAMEC, as the result of the public exchange/cash offer launched by Technip in July 2001.

     The Securities Appellate Tribunal (S.A.T.), at the request of minority shareholders of SEAMEC, ordered Technip, on October 27, 2003 to pay the shareholders who brought their shares to the open offer an additional amount calculated on the quoted value of SEAMEC share in April 2000, based on the allegation that the change of control of Coflexip and consequently the change of control of SEAMEC occured in April 2000 when Technip acquired the participation of Stena Offshore International BV of 29,68% in the share capital of Coflexip.

     Technip filed an appeal with the Supreme Court of India and on January 9, 2004 was granted a stay of the S.A.T. decision on the condition that bank guarantees be issued in order to secure the relevant amount, pending final decision on the merit. A bank guarantee of an amount of 2.25 billion Indian Rupees, i.e. €40.0 million for the principal amount has been issued on February 17, 2004 and another bank guarantee of an amount of 225 million Indian Rupees, i.e. €4.0 million to cover interests for a twelve months period has been issued on March 29, 2004. Technip is waiting for the Supreme Court of India decision on the merit.

According to the valuation of its exposure on that litigation, the Group does not record any provision.

(d) Retirement indemnities and related commitments

The Group contributes to retirement or post-retirement benefit schemes in conformity with the laws and usual practices of countries where the subsidiaries operate.

Benefit obligations ( in Millions of Euro) :

	2003			2004
	Provision	No Provision Recorded	Provision	No Provision Recorded
Actuarial Debt		182.3		172.7
Market Value of Hedging Assets		(58.3)		(68.8)
Financial Hedging		124.0		103.9
Unrecognized Assets		(34.7)		(33.1)
Net Provision (Consolidated Financial Statements as of December 31st)	89.3		70.8

Actuarial valuation of Technip’s obligations regarding retirement benefit schemes and other commitments such as post-retirement healthcare benefit schemes are determined in conformity with the 2003-R01 recommendation of the CNC. Hedging plan assets are estimated at Fair Value.

The liabilities identified and evaluated according to recommendation n° 2003-R01 principles are as follows:

Technip – Annual Report 2004

Germany:

For German companies, the benefits schemes are described as followed:

  Two retirement plans that provide an allowance payable from 65 years of age;
  A differed pay plan;
  A early retirement plan;
  For employees with over 25, 40 and 45 years' length of service the company offers a jubilee plan which provides a basic allocation of one to three months’salary.

Actual benefit obligations amount to €36.9 million as of December 31, 2004.

Brazil

A jubilee plan which provides a basic allocation of half a month’s salary for employees with over 10, 15, 20 and 30 years' length of service. This plan also provides a short travel to Brasil and to Paris over 20 and 30 years’ length of service. Actual benefit obligations amount to €0.6 million as of December 31, 2004.

United Arab Emirates

The retirement allowance plan provides the payment of an amount determined on the basis of the professional years spent in the company (21 days salary per year until 5 years and a month salary over 5 years). Actual benefit obligations amount to €1.5 million as of December 31, 2004.

France:
In France, the benefits schemes are described as follows:

  Retirement indemnities that are determined on the basis of the wage at retirement date and professional years spent in the company;
  Retirement healthcare benefit;
  A jubilee plan which provide a basic allocation payable after 20, 30, 35 and 40 professional years in all companies (with a minimum of professional years within Technip).

Actual benefit obligations amount to €33.5 million as of December 31, 2004.

Italy:

In Italy, the benefits schemes are described as follows:

  Retirement indemnities that are determined on the basis of the wage at retirement date and professional years spent in the company;
  A early retirement plan which provide a basic allocation. That plan will be closed as of December 31, 2005.

Actual benefit obligations amount to €24.3 million as of December 31, 2004.

Norway:

The retirement plan offers an allowance over 67 years of age (with a maximum of 70% of the last wage which include social security).

Actual benefit obligations amount to €6.6 million as of December 31, 2004.

Netherlands:

For Dutch companies, the calculation of retirement indemnities is based on a supplementary defined benefit retirement plan. Actual benefit obligations amount to €55.7 million as of December 31, 2004.

United Kingdom:

The retirement allowance plan provides the payment of a pension.

Actual benefit obligations amount to €13.8 million as of December 31, 2004.

For defined benefit pension plans, accruals and prepaid expenses are determined using the projected unit credit method.

In conformity with the 2003 R01 recommendation of the CNC, actual benefit obligations are as follows:

In K€	Retirement Plans	Post Retirement Healthcare Benefit	Jubilee Plans	Early Retirement Plans	Total
	12/31/04	12/31/04	12/31/04	12/31/04	12/31/04
Actuarial Value of the Financed Obligation	114,412	0	0	0	114,412
Fair Value of Plan Assets	(68,840)	0	0	0	(68,840)
	45,572	0	0	0	45,572
Actuarial Value of the Unfinanced Obligation	49,531	1,126	3,261	4,374	58,292
Unrecognized Actuarial Gains (losses)	612	0	0	0	612
Unrecognized Service Costs	2,777	0	0	0	2,777
Net Liabilities	98,492	1,126	3,261	4,374	107,253

Technip – Annual Report 2004

In conformity to the recommendation, the annual costs are as follows:

	Retirement Plans	Medical Costs for Retired People Plans	Jubilee Plans	Early Retirement Plans	Total
	12/31/04	12/31/04	12/31/04	12/31/04	12/31/04
Service cost	7,799	0	245	83	8,126
Interest Cost	7,652	50	165	218	8,086
Expected Return on Assets	(3,492)	0	0	0	(3,492)
Amortization of Actuarial (Gains) Losses	0	0	41	257	297
Amortization of Non-vested Prior Service Cost	(102)	0	0	0	(102)
Curtailment/Settlement	0	0	0	0	0
Benefit Expense	11,856	50	451	557	12,915
Annual Cost	4,286	0	0	0	4,286

The calculations are based on actuarial assumptions especially defined for each entity (personnel turnover and future salary increases) and on the following key actuarial assumptions (in weighted average):

2004
Discount Rate	4.58%
Expected Return on Plan Assets	5.45%
Future Increase in Wages (including Inflation)	3.21%
Future Increase in Retirement Pension (including Inflation)	1.68%
Annual Increase of Healthcare Costs	3.0%

Note 27 - Market Related Exposure and Financial Instruments

(a) Liquidity Risk

Technip – Annual Report 2004

A-	Technip group financing is governed by the Group policy implemented by the Finances and Control management department.

B-	Cash management is centralized at the head office and coordinated through the financial centers located throughout the Group's main operating subsidiaries.

The “SNC” Technip Eurocash (general partnership) entered into cash pooling agreements with the Group’s main subsidiaries, in respect with local legislation and rules, in order to pool the surplus cash, to meet their needs by pooling the Group’s financial resources except when economic and financial conditions lead to priority being given to a local debt. Technip Eurocash's management committee is made up of representatives of Group entities that are members of the SNC. This committee meets several times per year.

C-

At the end of January 2002, Technip took advantage of beneficial market conditions to issue a bond loan with an option for conversion into new shares and/or exchange for existing shares (the OCEANE offer) for a nominal amount of €793.5 million (see Note 22).

Technip has extended the average maturity of its debt of January 2002, by replacing a debt payable semiannually from June 30, 2002 to December 31, 2006 by a redeemable bond issue at a single date as of January 1, 2007, in the absence of conversion in consideration for a reduced financial cost in cash.

The redemptions of convertible bonds in 2002 and in 2003 were mainly refinanced by a bank credit (expiry December 30, 2007). In 2004, the cash position and the partial use of the bond loan, as mentioned in paragraph D below, allowed Technip to reimburse in advance this bank credit and to proceed to other redemptions.

D-

In May 2004, Technip, thanks to new opportune market conditions and terms, has issued a bond loan for €650.0 million (characteristics are describe in Note 22) and has also extend the average maturity of its debt.

E-	As of December 31, 2004, the Group has various non-used financing sources that allow it to finance its needs:

1 / The balance not used by Technip and its eligible subsidiaries amounts to €770 million from a new bank credit with an authorized amount of €850.0 million. This credit, sign on April 29, 2004 is to be reimbursed at a single date as of April 29, 2009. This credit facility is not guaranteed by security with regard to immovable property provided on the Group’s assets. It contains the usual commitments from Technip and from the main entities eligible as borrowers apart from all financial ratio.

This new credit replaces as of second quarter, 2004:

-A €387.0 million and US$ 42 million (€30.8 million at 2004 closing rate) credit line which was previously repayable in several half-yearly payment until December 31, 2006.

- The balance as of April 29, 2004, not used by Technip and its eligible subsidiaries amounts to US$ 209 million (€153.3 million at 2004 closing rate) from the bank credit of a total amount of US$ 350 million taken out for financing the purchase of the Aker Maritime ASA Deepwater Division by Coflexip, and which is reimbursable at the ended maturity date, June 25, 2006.

- Multi-currencies credit line for €330.0 million grant by a consortium of banks to Technip Eurocash with a 2004 maturity date (the new credit bank has a €350.0 million bracket which may be use according a short notice).

2/ Two bank credits amounting to €125.0 million each also usable in U.S. Dollar or Euro granted to Technip. Their maturity date is December 31, 2008, after a part deduction of €25.0 million as of December 31, 2007. The commitments are the same as those mentioned for the previous credit line Technip.

3/ Various non-used credit facilities amounting to € 8.0 million.

The credit agreements with respect to these various financing arrangements do not include an early payment clause in case of deterioration of the borrower’s rating. In case of use, they allow variable interest rate. As of December 31, 2004, bank credit lines confirmed and available for the Group amount to €1,028.0 million of which €1,020.0 million are available beyond December 31, 2005. The outstanding commercial papers issued at the same date amount to €150.0 million for terms of 1 to 3 months within the scope of the program declared to the “Banque de France” for a maximum amount of €600.0 million.

Technip – Annual Report 2004

F- The long-term debt payment schedule is provided in Note 22. The amounts due with respect to 2005 and 2006 amounts respectively to €27.9 million and to €632.8 million.

The 2005 maturities include mainly:

  The accrued interest on OCEANES and the bond loan for €24.7 million and
  €3.2 million for the part of the long-term debt payable before a year for the Group.

The 2006 maturity corresponds mainly to the repayable amount of the convertible bonds with may not be converted into shares at the January 1, 2007 maturity.

The €650.0 million bond issue balance not used in order to reimburse US$109.0 million (€89.5 million) on two bank credits has been invested on short-term periods in several banks according to the Group criteria’s with the objective of capital preservation and providing regular financial returns while being easily available. This financial resource obtained at low interest rates in a low market rate context is to be used in order to reimburse most convertible bonds as possible which would not have been converted into shares as of January 1, 2007. The balance would have to come from the Group cash or confirmed credit lines.

(b) Currency Risk

     As indicated in Note 1 (e), Technip uses financial instruments to manage its exposure to currency risks incurred in the normal course of its business. The Group does not use financial instruments for trading or speculative purposes. The exchange hedging contracts are divided up between several counter parties who are selected after due analysis.

The primary hedging instruments used to manage its exposure to currency risks are as follows:

In Millions of Euros	12/31/04				12/31/03	12/31/02
	In Millions of Euro
	Maturity		Fair Value	Nominal Value	Nominal Value	Nominal Value
	2006 and after	2005
Buy Currency, Sell National Currency (Forwards and Swaps)	12.0	221.9	-20.8	233.9	504.4	545.9
Sell Currency, Buy National Currency (Forwards, Swaps and Options)	64.8	645.4	76.9	710.2	1,404.3	1,182.8
Sell/Buy Foreign Currencies	90.4	252.6	26.1	343.0	299.0	171.2
Total	167.2	1,119.9	82.2	1,287.1	2,207.7	1,899.9

(c) Interest Rate Risk

The table hereafter presents the maturity of the financial assets and the financial debts of Technip at December 31, 2004. The schedule of maturity corresponds to the date of the revision of the interest rates. It presents the amount of interest rate swaps carried out for the debt.

Technip – Annual Report 2004

In Millions of Euro	Technip Group
	Call Money Rate within 1 Year and Variable Rate	1 to 5 years	Over 5 years	Total
Financial Debt (a)	274.4	634.2	653.5	1,562.1
Financial Assets (b)	1,434.0	—	—	1,434.0
Net (c)=(a)-(b)	(1,159.6)	634.2	653.5	128.1
Commitments* (d)	(80.0)	80.0	—	—
Net (c)+(d)	(1,239.6)	714.2	653.5	128.1

*Operations that modify the nature of interest rate and/or the schedule of maturity of the financial debt.

Analysis of the sensitivity of the situation to the change in interest rates:

Inasmuch as the net indebtedness before and after management within 1 year and variable rate is negative, Technip is not exposed to interest rate risk on its debt.

Method of monitoring the interest rate risk: Technip regularly analyzes its exposure to interest rate risk. This activity is the responsibility of the Treasury Department and the Deputy Financial Director in charge of the financing and the treasury of the Group, who, in turn reports to Finances and Control Chief Executive Officer. The Treasury Department at head office consists of 13 people.

Interest rate hedging transactions and the methods of hedging are described below.

The Group does not use financial instruments for speculative purposes.

As of December 31, 2004, before recourse to interest rate swaps, the outstanding fixed-rate debt amounts to € 1,322.7 million, including mainly the outstanding amount of 1,282.2 million related to the bond loan.

In addition, the Group hedged US$ 109 million (€80.0 million at 2004 closing rate) of its bank debt at a variable rate by swaps transforming them into fixed–rate debt. The underlying debt with regard to these hedging transactions relates to a part of the outstanding amount of the credit facility used to finance the acquisition of the Aker Maritime ASA Deepwater Division.

The total amount of the fixed-rate debt amounts to € 1,402.7 million as of December 31, 2004.

The hedging transactions and forward rate agreements were entered into with bank counterparties that satisfy the Group's criteria.

(d) Credit Risk

     A significant portion of the Company’s activity is concentrated with a limited number of clients since the worldwide market is dominated by a small number of major oil and gas companies. The Company regularly performs credit risk analyses before entering into contracts and has set up procedures for monitoring payments made by clients.

The Group has not observed significant payment defaults by its clients in 2004 and to date.

Note 28 – Subsequent Events

(a) Redemption of Convertible Bonds

From January 1, 2005 to mid-February 2005, Technip repurchased 117,700 additional convertible bonds for an amount of €22.0 million, thus increasing the number of the convertible bonds repurchased since the issue to 1,066,236.

Technip – Annual Report 2004

In accordance with the issue contract, these repurchased convertible bonds were cancelled. The outstanding amount of the convertible bond issue has thus decreased to €612.2 million (compared to €632.2 million as of December 31, 2004).

Following the repurchase and the additional cancellation of 117,700 convertible bonds since January 1, 2005, the redemption premium amount has decreased to €72.3 million (compared to €74.7 million as of December 31, 2004).

Note 29 – Scope of Consolidation

List of the Main Consolidated Subsidiaries as of December 31, 2004

		12/31/2004
Consolidated Companies	City / Country	% Control
Technip Sub-group

Technip	France	Parent company
Technip France	France	100%
Technip Eurocash	France	100%
TPL – Technologie Progetti Lavori SpA	Italy	100%
Technip Italy	Italy	100%
TPG UK	UK	100%
Technip TPS	France	100%
Technip Iberia	Spain	100%
S.C.I. CB3 Défense	France	100%
Technip Overseas	Panama	100%
Technip Benelux NV	Belgium	100%
Technip Capital	Belgium	100%
ABAY Engineering	Belgium	100%
Technip Far East	Malaysia	100%
Technip International AG	Switzerland	100%
TTIL SNC	France	100%
Technip KT India	India	100%
Technip Upstream Houston (ex. CBS Engineering)	USA	100%
Technip USA	USA	100%
Technip Benelux BV	Netherlands	100%
Technip Americas	USA	100%
Technip Holding Benelux BV	Netherlands	100%
Technip Germany	Germany	100%
Technip Seiffert (ex MSE)	Germany	100%
Technip Singapour	Singapore	100%
Technip Middle East	United Arab Emirates	100%
Technip Engenharia	Brazil	100%
Citex	France	100%
Eurobatch	France	100%
SNPE Ingénierie Défense	France	100%
Seal Engineering	France	100%
Technipnet BV	Netherlands	100%
Technip Nouvelle-Calédonie	New Caledonia	100%
Engineering Re	Switzerland	100%
EPC-Business BV	Netherlands	100%
Technip Bolivar	Venezuela	100%
Technip Oil & Gas BV	Netherlands	100%
Technip Engineering Consultant (Shangaï)	China	100%
Technip Portugal	Portugal	93,75%
PT Technip Indonesia	Indonesia	90%
Technip Biopharm	USA	85%
Technip CIS	Russia	70%
Technip Tianchen	China	60%
TSS Dalia SNC	France	55%
Dalia Floater Angola	France	55%
Bechtel Technip Goro, LLC	USA	50%

Technip – Annual Report 2004

BRI-Technip (Q-CHEM)	Qatar	50%
CTME FZCO	United Arab Emirates	50%
SPF-TKP Omifpro SNC / SP-TKP Fertilizer SRL	France /Italy	50%
Technip India	India	50%
UCI FZCO (Amenam)	United Arab Emirates	50%
Pro Tek Germany GmbH	Germany	50%
Technip Engineering (B)	Brunei	49%
Technip Engineering Thaïland	Thaïland	49%
Tipiel	Colombia	44,10%
TPG (M)	Malaysia	44,10%
Technip Angola	Angola	60%
TP Saudi Arabia	Saudi Arabia	40%
Consorcia Contrina SNC/CC(S)V	France/Venezuela	34,40%
Saibos Akogep SNC	France	30%
Madecos (TSKJ/LNG)	Portugal	25%
Technip KTI SpA	Italy	25%
FSTP Brasil Ltda (P51/P52)	Brasil	25%
FSPT Pte Ltd (P51/P52)	Singapore	25%
Nargan	Iran	20%
Inversiones DIN S.A. / DITECH	Venezuela	20%

		12/31/2004
Consolidated Companies	City / Country	% Control
Technip Offshore International Sub-group

Technip Offshore International	Paris, France	100%
Flexifrance	Le Trait, France	100%
Technip Offshore Nigeria ltd	Lagos, Nigeria	100%
Cofleximmo	Paris, France	100%
Technip Marine	Paris, France	100%
Angoflex S.A.	Paris, France	100%
Angoflex limitada	Lobito, Angola	70%
Coflexip Développement	Paris, France	100%
Technip Offshore N.V.	Amsterdam, Netherlands	100%
Technip Offshore Contracting B.V.	Amsterdam, Netherlands	100%
Technip Offshore Holdings Ltd.	Aberdeen, UK	100%
Technip Offshore UK Ltd.	Aberdeen, UK	100%
Technip Ships One Ltd.	Aberdeen, UK	100%
Technip Ships Three Ltd.	Aberdeen, UK	100%
Technip-Coflexip U.K. Holdings Ltd	Aberdeen, UK	100%
Coflexip U.K. Ltd.	Aberdeen, UK	100%
Perry Slingsby Systems Ltd.	Aberdeen, UK	100%
DUCO Ltd.	Newcastle, UK	100%
Genesis Oil and Gas Consultants Ltd	Aberdeen, UK	100%
Technip Offshore Norge AS	Oslo, Norway	100%
Technip-Coflexip Norge AS	Oslo, Norway	100%
Coflexip Stena Offshore AS	Lysaker, Norway	100%
Technip-Coflexip U.S.A. Holdings Inc.	Houston, Texas, USA	100%
R.J. Brown Deepwater, Inc	Houston, Texas, USA	100%
DUCO Inc.	Houston, Texas, USA	100%
Coflexip Maritime Inc	Houston, Texas, USA	100%
Technip Offshore Inc	Houston, Texas, USA	100%
Technip Offshore Mooring Inc	Houston, Texas, USA	100%
Deep Oil Technology Inc	Houston, Texas, USA	50%
Genesis Oil and Gas Consultants Inc	Houston, Texas, USA	100%
Gulf Marine Fabricators Inc	Houston, Texas, USA	100%
Spars International Inc	Houston, Texas, USA	50%
Perry Slingsby Systems Inc.	Jupiter, Florida, USA	100%
Technip Offshore Canada Limited	St John’s, Canada	100%
Technip Offshore Jersey Ltd.	Jersey	100%
Coflexip Stena Offshore Mauritius Ltd.	Mauritius	100%

Technip – Annual Report 2004

Flex Service N.V.	Dutch Antilles	100%
Sunflex Offshore N.V.	Dutch Antilles	100%
Brasflex Tubo flexiveis Ltda	Rio de Janeiro, Brazil	100%
Brasflex Overseas Inc	Virgin Islands	100%
SeaOil Marine Services Inc	Cayman, Islands	100%
Flexibras Tubos Flexiveis Ltda	Vitoria, Brazil	100%
Technip Oceania Pty Ltd	Perth, Australia	100%
Technip CSO Australia Pty Ltd.	Perth, Australia	100%
Technip CSO Oceania Pty Ltd	Perth, Australia	100%
Technip CSO Oil and Gas Pty Ltd	Perth, Australia	100%
Genesis Oil and Gas Consultants Pty Ltd	Perth, Australia	100%
South East Asia Marine Engineering & Construction	Calcutta, India	78,2%
Technip Offshore Finland	Finland	100%
PI Rauma OY	Finland	50%
Coflexip Singapore Pte	Singapore	100%

Technip – Annual Report 2004

6. Statutory Auditors’ Report on the consolidated financial statements

Year ended December 31, 2004

(Free translation of a French language original)

This is a free translation into English of the statutory auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. This report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the financial statements. This information includes an explanatory paragraphs discussing the auditors' assessments of certain significant accounting matters. These assessments were made for the purpose of issuing an opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the annual financial statements. The report also includes information relating to the specific verification of information in the group management report.

This report should be read in conjunction with, and is construed in accordance with French law and professional auditing standards applicable in France.

Holdings Statutory Accounts

To the shareholders,

In compliance with the assignment entrusted to us by your shareholders’ meeting, we have audited the accompanying consolidated financial statements of Technip for the year ended December 31, 2004.

These consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

I. - Opinion on the financial statements

We conducted our audit in accordance with the professional standards applicable in France; those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and results of the consolidated group of companies in accordance with the accounting rules and principles applicable in France.

II. - Justification of assessments

In accordance with the requirements of article L. 225-235 of the French company Law (Code de commerce) relating to the justification of our assessments, we bring to your attention the following matters:

- As indicated in notes 1 (c) and (d) to the consolidated financial statements, Technip uses significant accounting estimates, to determine the margin at completion for each contract in particular on the basis of the most recent available data. Within the scope of our assessment of the significant estimates used to prepare the financial statements, we reviewed the processes set up by the company in this respect, assessed the data and assumptions used as a basis for these estimates and compared the accounting estimates of the previous periods with the corresponding actual figures.

- As indicated in note 1 (g) to the financial statements, Technip carries out impairment tests for goodwill by using the discounted future cash flow method, as determined on the basis of strategic plans drawn up by the company and approved by the Management. Within the scope of our assessment of significant estimates used to prepare the financial statements, we reviewed the assumptions adopted, the calculations made by the company, the consistency of the methods and the evaluations justifying the absence of impairment of goodwill as at December 31, 2004.

We carried out the assessment of the reasonableness of these estimates. It should be noted that as forecasts are uncertain due to their very nature, the actual figures may sometimes vary significantly.

The assessments were thus made in the context of the performance of our audit of the consolidated financial statements taken as a whole and therefore contributed to the formation of our unqualified audit opinion expressed in the first part of this report.

Technip – Annual Report 2004

III. - Specific verification

In accordance with professional standards applicable in France, we have also verified the information given in the Group management report. We have no matters to report regarding its fair presentation and conformity with the consolidated financial statements.

Neuilly-sur-Seine and Paris, April 4, 2005

BARBIER FRINAULT & AUTRES		PriceWaterhouseCoopers Audit

Ernst & Young

Gilles Puissochet		Louis-Pierre Schneider

The Statutory Auditors
Members of the Paris and Versailles Regional Companies

Technip – Annual Report 2004

PARENT COMPANY FINANCIAL STATEMENTS December 31, 2004

(Condensed Presentation)

1

Technip – Annual Report 2004

PARENT COMPANY FINANCIAL STATEMENTS
Before Allocation of earnings
(Condensed presentation)

1.	PRELIMINARY NOTE

2.	BALANCE SHEETS AS OF 12.31.2004, 2003, 2002

3.	STATEMENTS OF INCOME AS OF 12.31.2004, 2003, 2002

4.	STATEMENT OF CASH FLOWS AS OF 12.31.2004, 2003, 2002

5.	NOTES ON ACCOUNTING POLICIES

6.	NOTES TO FINANCIAL STATEMENTS

7.	SUBSIDIARIES AND INVESTMENTS

8.	SELECTED FINANCIAL DATA OF THE LAST FIVE YEARS

9.	STATUTORY AUDITORS’ REPORT

10.	STATUTORY AUDITORS’ SPECIAL REPORT ON REGULATED AGREEMENTS WITH CERTAIN RELATED PARTIES: FISCAL YEAR ENDED DECEMBER 31, 2004

2

Technip – Annual Report 2004

1. Preliminary Note

The parent company statutory financial statements of Technip are summarized below and disclose the main points of the financial data and the results of operations.

The main activity of Technip consists in holding interests in affiliates, receiving dividends, centralizing and re-invoicing both management fees and other costs like insurance, information systems costs and financing costs and guarantees.

In April 2004, Technip issued a multicurrency revolving facility agreement for an amount of €850.0 million with a term of 5 years.

In May 2004, Technip issued a bond for a nominal amount of €650.0 million (issuance premium of €1.9 million) repayable at the maturity date in May 2011. The interest rate is 4.625%. The bond allowed the company to reduce the Eurocash debt.

During 2004, Technip pursued with its program of redeeming convertible bonds with respect to the convertible bond issued in January 2002. As a result, the nominal amount of the bond issue was reduced from €715.5 million as of January 1, 2004 to €632.2 million as of December 31, 2004. The redemption premium related to this bond issue, which amounted to €84.5 million at the beginning of the year, was reduced to €74.7 million.

The complete version of the parent company financial statements is available at the Company's headquarters.

3

Technip – Annual Report 2004

2. Balance Sheets as of 12.31.2004, 2003, 2002 (before Allocation of Earnings)

			(In Millions of Euro)
ASSETS	note	2004	2003	2002

Fixed Assets, net	6.1	3,173.9	3,161.8	3,203.1
Current Assets, net		230.2	331.0	214.8
Cash and Cash Equivalents	6.2	2.3	13.0	12.4

ASSETS		3,406.4	3,505.8	3,430.3

			(In Millions of Euro)
LIABILITIES AND SHAREHOLDERS' EQUITY	note	2004	2003	2002

Shareholders' Equity (excluding Net Income)		1,696.9	1,792.1	1,714.9
Net Income		104.2	8.3	105.8
Accruals	6.3	24.6	49.8	40.8
Financial Debt	6.4	1,550.5	1,611.3	1,532.1
Other Current Liabilities		30.2	44.3	36.7

LIABILITIES AND SHAREHOLDERS' EQUITY		3,406.4	3,505.8	3,430.3

3. Statements of Operations

			(in Millions of Euro)
	note	2004	2003	2002

Operating Income		30.9	1.1	(10.5)
Net Financial Income	6.6	54.1	13.1	84.4
Net Extraordinary Items	6.7	(1.5)	(0.1)	9.5
Income Tax & Employee Profit Sharing	6.8	20.7	(5.8)	22.4

NET INCOME		104.2	8.3	105.8

4

Technip – Annual Report 2004

4. Statement of Cash Flows as of 12.31.2004, 2003 and 2002

				(in Millions of Euro)
	12.31.2004		12.31.2003		12.31.2002
	(12 Months)		(12 Months)		(12 Months)

CASH FLOW FROM OPERATING ACTIVITIES
Net Income	104.2		8.3		105.8
Amortization and Depreciation of Intangibles, Property, Plant, Eq.	27.6	(a)	33.1	(a)	11.8	(a)
Change in Provision	(33.0)		100.3	(b)	27.4
Dividends from Technip Treasury Shares	0.0		0.2		(11.1)
Net Gain (or Loss) on Disposal of Fixed Assets	(2.6)		0.2		(8.4)
CASH FLOW FROM OPERATIONS	96.2		142.1		125.5

Change in Working Capital Items	57.7		(147.7)	( c)	(54.3)	(d)
Change in Deferred Charges	(3.9)		(1.1)		(14.6)
Change in Treasury Shares	(22.7)		6.4

Change in Working Capital	31.1		(142.4)		(68.9)

1) NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	127.3		(0.3)		56.5

CASH FLOW FROM INVESTING ACTIVITIES
Capital Expenditure (intangibles)	(3.1)		0.0		(0.1)
Capital Expenditure (Property, Plant and Equipment)	(2.2)		(12.2)		(0.0)
Increase (Decrease) in Financial Investments	(1.5)		6.6		21.3	(i)

2) NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(6.8)		(5.6)		21.1

CASH FLOW FROM FINANCING ACTIVITIES
Increase (Decrease) in Short-Term Debt (Affiliates)	27.5	(e)	3.0		2.7
Increase (Decrease) in Short-Term Debt (Eurocash)	(568.6)	(f)	55.9		9.7
ISIS Cash Contribution					143.0
Increase (Decrease) in Long-Term Debt - Credit Facility	(51.4)	(g)	68.8	(l)	(878.9)	(j)
Increase (Decrease) in Long-Term Debt - Bond Issue	564.8	(f)	(42.7)	(m)	765.3	(j)
Capital Increase and Issuance Premium	27.3	(h)	0.0		12.1
Capital Decrease and issuance Premium	(0.9)		(1.0)		(45.4)	(k)
Dividends Paid	(129.8)	(n)	(77.1)		(79.7)

3) NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(131.1)		6.9		(71.1)

1) - 2) - 3) - NET INCREASE (DECREASE) IN CASH & CASH EQ.	(10.6)		1.0		6.6
CASH & CASH EQUIVALENTS AT BEGINNING OF THE YEAR	12.8		11.8		2.6
Cash from Merger of ISIS with Technip					2.6

CASH & CASH EQUIVALENTS AT END OF THE YEAR	2.2		12.8		11.8
CASH & CASH EQUIVALENTS
Cash and Marketable Securities	2.3		13.0		12.4
Short-Term Credit Lines	(0.1)		(0.2)		(0.6)

TOTAL	2.2		12.8		11.8

(a)

This item includes the amortization of the acquisition costs of Coflexip amounting to €9.2 million in 2004 and €9.2 million in 2003, €9.4 million in 2002 and the amortization of the redemption premium of the bond issue for €11.5 million in 2004, €16,1 million in 2003 and €16.8 million in 2002.

(b)	Includes €86.1 million valuation allowance on SCI CB3 shares resulting from the disposal of the building owned by SCI CB3
(c)	This is mainly due to the €73.4 million net income of SCI CB3.
(d)	The main variations result from ISIS and principally from the termination of the Géoservices debt for an amount of €70.4 million and dividends to be paid for €11.4 million.
(e)	Redemption in advance of 3 loans by the SCI CB3 for an amount of €24.2 million.
(f)	Technip has issued a bond loan in May 2004 for a amount of €650.0 million which allowed the company to reduce the Eurocash debt and repurchased 489,742 of convertible bonds in 2004.

5

Technip – Annual Report 2004

(g)	Includes installment A : €35.7 million and installment B : €35.7 million.
(h)	Capital increase reserved for employees (nominal amount of €1.0 million and issuance premium of €23.4 million).
(i)	This includes the transfer of Novasep shares by ISIS before the merger (€19.8 million).
(j)	The bond loan enabled the company to repay a part of the Credit facility. The balance has been financed by the GEIE Eurocash and the cash from the merger with ISIS.
(k)	Represents the cancellation of the Technip treasury shares purchased over the period, except those classified as marketable securities and allocated to a stock option plan.
(l)	Includes installment A: €34.4 million and installment B: €34.4 million.
(m)	Repurchase of 293,141 bonds at a nominal value of €170.0 each.
(n)	Includes interim dividend for €47.5 millions.

5 – Notes on Accounting Policies

Accounting policies used by Technip in preparing the financial statements conform to generally accepted accounting principles in France. No major changes in the accounting principles have occurred during the 2004 fiscal year.

5.1 - Foreign Currency Transactions

Transactions in foreign currencies related to financial revenues or expenses are recorded in accordance with current accounting policies.

At year-end, receivables and liabilities are translated at the exchange rates prevailing at balance sheet date and any differences are recorded as unrealized exchange losses or gain.

At year-end, the exchange risk is assessed on the basis of the overall situation of the company with respect to foreign currency translation. If a potential loss is identified, a provision for exchange risk is booked for the same amount.

5.2 – Accounting Policies for Provisions Regarding Subsidiaries

Provisions are booked with respect to shares and related receivables whenever the value of the investment is higher than the share held in the shareholders' equity, adjusted in order to take into account certain commitments entered into by the parent company and the prospects for development of the subsidiary.

For the major subsidiaries, these prospects are assessed on the basis of forecasts of future cash flows, based on the most likely scenarii adopted by management.

All provisions for contingencies related to subsidiaries are fully recorded under financial expenses whether they cover write-down of investments in affiliated companies, related receivables or the booking of additional provisions for contingencies.

In the financial result, waiver of debts granted to subsidiaries, to the extent covered by provisions, are offset by the reversal of the relevant provision.

6

Technip – Annual Report 2004

In the financial result, sales of investments in subsidiaries, to the extent covered by provisions, are offset by the reversal of the relevant provision.

5.3 – Shares Held by the Company

As of December 31, 2004, shares held by the Company have been reclassified under other investments for the net book value, according to the n°98-D note from the CUCNC. These were recorded under marketable securities.

5.4 – Provisions for Contingencies

Provisions for contingencies include provisions for retirement commitments, provisions for exchange losses and provisions for miscellaneous expenses.

When several subsidiaries or partners are involved in a contract in force, the complexity of the applicable national rules and regulations in countries where the Company operates, such as administrative and tax rules and regulations, may sometimes cause the Company to book provisions with respect to these risks.

7

Technip – Annual Report 2004

6 - Notes to Financial Statements

6.1 – Fixed Assets

		(In Millions of Euro)
	Gross	Depreciation &
	Value	Amortization	Net Value

12.31.2003

Intangible Assets	1.6	1.6	0.0
Property, Plant and Equipment	17.9	4.0	13.9
Investments	3,307.4	159.5	3,147.9
Total Fixed Assets	3,326.9	165.1	3,161.8

12.31.2004

Intangible Assets	4.7	1.8	2.9
Property, Plant and Equipment	20.1	6.1	14.0
Investments	3,313.8	156.8	3,157.0
Total Fixed Assets	3,338.6	164.7	3,173.9

The main movements in fixed assets relate to the acquisition of Oracle for €2.5 million and Hyperion licenses and the costs related to the installation of the consolidation software for €0.6 million. The main movements in property, plant and equipment relate to the last fixtures relating to the fitting out of the Adria building.

The main changes in investments for the year consist of:

        - A complement price for the Nargan Company for an amount of €1.6 million

        - The redemption of the SCI CB3 loans for an amount of €24.2 million and Technipnet BV for €1.0 million

        - The adjustment for the depreciation of investment in Technip Americas for €2.0 million, Technip Portugal for €(0.1) million, Technip Germany for €(2.8) million and Technip capital for €(1.8) million.

        - The reclassifification of shares held by the Company under others investments for the net book value of €32.4 million.

8

Technip – Annual Report 2004

6.2 – Marketable Securities

(in Millions of Euro)	2004	2003	2002

Money Market Mutual Funds	—	1.1	1.1
Shares	—	—	3.6
Treasury Shares	—	9.7	3.2
Provisions	—	—	(3.5)
Premium on Option	0.6	1.9	1.5
Disposals	1.7	0.3	6.5

TOTAL	2.3	13.0	12.4

As of December 31, 2004, shares held by the company have been reclassified under investments.

6.3 - Accruals

At year-end, the provisions consist of miscellaneous expense items for €5.2 million, a provision for exchange losses for €17.3 million and a provision for miscellaneous risks for €0.5 million.

6.4 – Financial Debt and Loans

Debt relates on the one hand to the bond issued to finance the offer on Coflexip for an amount of €707 million (includes the redemption premium for €74.7 million (gross value)) and the bond issued in May, 2004 for €650.0 million (includes the redemption premium for €1.9 million (gross value)) and on the other hand to the current account with Technip Eurocash SNC for an amount of €165.9 million.

6.5 – Compensation Paid to the Members of the Board of Directors

The directors' fees allocated to the members of the Board of Directors by Technip in 2004 amount to €217,000.

The gross amount of compensation and the other benefits paid to the members of the Board of Directors amount to €963,080 in 2004.

No loan was granted to the Chairman and Chief Executive Officer during the fiscal year.

9

Technip – Annual Report 2004

6.6 – Net Financial Income

The financial income is mainly composed of the following items:

		(In Millions of Euro)
	12.31.2004	12.31.2003

Dividends from Investments	119.8	194.9

Net Balance of Financial Income and Costs	(36.4)	(24.8)
Loss on Financial Assets	0.9	(25.5)
Net Balance of the Provisions Related to the Subsidiaries
and Marketable Securities	2.7	(95.2)
Amortization of the Fees Related to the Offer on Coflexip	(9.2)	(9.2)
Amortization of the Issuing Costs Related to the Bond Loan	(3.4)	(2.4)
Amortization of the Redemption Premium	(11.5)	(16.1)
Provision for Foreign Exchange Risk	(8.6)	(4.7)
Provision for Other Risks	0.0	(4.4)
Others	(0.2)	0.5

Financial Income	54.1	13.1

The variation in income between 2003 and 2004 is primarily due to the sale of the SCI CB3 buildings in 2003 for €100.2 million less the impairment of the SCI CB3 shares for €86.1 million, or a net gain of €14.1 million and a cancellation of a receivable in a current account as well as a call under a guarantee with respect to a joint venture of which Technip is a partner for an amount of €25.5 million in 2003 and interest on issuance premium on bond loan in 2004 for €18.4 million.

Dividends from investments include, firstly, the revenues from subsidiaries and investments presented in Note 7 (table of subsidiaries and investments) and, secondly, the income of SCI CB3 and the companies devoted to the performance of a contract not referred to in the table of subsidiaries and investments.

6.7 – Net Extraordinary Items

The main items are related to the gain on the sale of IG SpA investments (€1.7 million) and costs on the building in Boulogne, which was sold in 2004 for €3.1 million.

6.8 – Income Tax

Technip is the leading company of a consolidated tax group. Due to the non-taxation of dividends (parent company and subsidiaries’ regime), Technip's tax income was negative. This tax deficit was set off against the tax income or loss of the other companies within the consolidated tax group. The final impact on the income statement is as follows:
- Technip (sub-group): €22.8 million
- Technip (leading company): €2.6 million
- Tax adjustment: €(4.8) million

6.9 – Distributable Retained Earnings

The distributable retained earnings of the parent company amount to approximately €200 million as of December 31, 2004, after estimating the amount of income tax.

7 – Subsidiaries and Investments

				TABLE OF SUBSIDIARIES AND INVESTMENTS ( * )

(*) Waiting for approval

COMPANIES		COMMON STOCK	RESERVES & RETAINED EARNINGS BEFORE ALLOCATION	PERCENTAGE OF OWNER-SHIP (%)	SHARE BOOK-VALUE		OUTSTANDING LOANS AND ADVANCES BY TECHNIP	BONDS POSTED AND GUARANTEES GIVEN BY TECHNIP	REVENUES	NET INCOME	DIVIDENDS RECEIVED BY TECHNIP

					GROSS	NET

A- Detailed information concerning investments for which gross-value exceeds 1% of the reporting company's common stock (orwhich are considered as significant within the group)

1/ Subsidiaries (more than 50% of common dstocks held by TECHNIP) ********************************
TECHNIP FRANCE 6-8 Allée de l'Arche - Faubourg de l'Arche 92973 PARIS LA DEFENSE CEDEX France	EUR	22,548,292	9,919,837	77.61%	42,238,744	42,238,744		142,335,418	1,532,090,447	60,738,697	56,019,277
								and parent company guarantees for KEMAPCO / DAROU / EPC NANHAI / DALIA SIMIAN SAPPHI / EAST AREA / BP ANGOLA DOLPHIN ENERGY / QATAR LIQUIFIED GAS

TECHNIP OFFSHORE INTERNATIONAL 6-8 Allée de l'Arche - Faubourg de l'Arche 92973 PARIS LA DEFENSE CEDEX France	EUR	6,300,934	791,792,391	100.00%	2,867,000,000	2,867,000,000				93,048,087	10,535,937

TECHNIP ITALY 68, Viale Castello della Magliana 00148 ROME Italy	EUR	25,800,000	28,918,729	95.30%	20,314,164	20,314,164		14,268,967	1,171,167,739	13,294,391	28,590,000
								and parent company guarantees for QVC / HAWIYAH SULPHUR / ULG-LSGO SULPHUR RECOVERY / TAKREER / ABQAIQ / HARADH / SABIC / QATIF / ORYX GTL GASCO / TERMOLI / RIYADH / QATAR GTL

TPL - TECNOLOGIE PROGETTI LAVORI 75, Viale Castello della Magliana 00148 ROME Italy	EUR	9,030,000	1,872,405	95.00%	7,044,888	7,044,888			400,026	(264,704)	2,526,562

TECHNIP PORTUGAL Edificio Lusotecna Estrada de Alfragide 92 2720-026 AMADORA Portugal	EUR	600,000	2,542,126	77.08%	5,545,760	2,693,946			13,157,597	353,215	35,868

TECHNIP TPS 24, Boulevard de l'Hôpital 75005 PARIS France	EUR	914,694	191,812	99.94%	152,358	152,358			11,954,717	1,970,022	840,000

TECHNIP IBERIA Gran Via Carlos III - 97 J 08028 BARCELONA Spain	EUR	588,223	1,435,191	99.99%	848,519	848,519		4,261,715	11,281,240	1,008,402	472,870

S,C,I, CB3 DEFENSE 6-8 Allée de l'Arche - Faubourg de l'Arche 92973 PARIS LA DEFENSE CEDEX	EUR	430,668	73,176	100.00%	86,147,570			19,208	1,788,624	(2,475,988)

France

TECHNIP CAPITAL 4, rue de Genève EVERE B-1140 BRUSSELS Belgium	EUR	19,286,116	(2,196,893)	100.00%	19,325,971	18,816,000			4,403	1,727,485

TECHNIP AMERICAS	USD	58,000,010	(21,999,547)	100.00%						(277,569)
1990 Post Oak Blvd, suite 200	EUR	42,581,316	(16,151,198)		53,054,445	26,226,422	21,877,983			(223,245)
77056 - 3846 HOUSTON , TEXAS
USA

TECHNIP INTERNATIONAL AG	CHF	5,000,000	2,897,619	99.84%					55,467	(396,551)
Industriestrasse 13 C , Postfach 4339	EUR	3,240,651	1,878,035		3,081,820	3,081,820			35,921	(256,812)	(156)
CH 6304 ZOUG - SWITZERLAND
Switzerland

TECHNIP EUROCASH	EUR	300,000		60.00%	180,000	180,000				1,984,113	2,175,932
6-8 Allée de l'Arche - Faubourg de l'Arche
92973 PARIS LA DEFENSE CEDEX
France

TECHNIP TIANCHEN	CNY	6,630,296	26,385,315	60.00%					91,728,694	(3,446,557)
521 Jing Jin Road	EUR	588,136	2,340,493		319,533	319,533			8,911,894	(334,850)
Tianjin 300400
People's Republic of China

TECHNIP C,I,S	RUB	1,900	(24,898,190)	70.00%					124,458,981	2,753,901
20, rue Galernaya	EUR	50	(657,970)		706,907			734,160	3,474,602	76,882
190 000 SAINT PETERSBOURG
Russia

TECHNIP FAR EAST	MYR	2,000,000	19,406,551	100.00%					226,395,206	(17,770,194)
Suite 13,03 - 13th floor	EUR	385,869	3,744,198		31,671	31,671		3,017,040	47,905,103	(3,760,163)
Menera Tan & Tan								and parent company guarantees for
50400 KUALA LUMPUR								CARIGALI TRITON
Malaysia

COFRI	EUR	670,776	68,616	99.99%	718,325	718,325		579,663		(20,713)	39,600
16, Rue Henri Régnault								and parent company guarantees for
92902 PARIS LA DEFENSE CEDEX								DALIA
France

TTIL SNC	EUR	38,112	(268,216)	60.00%	22,867	22,867			N.C.	N.C.	N.C.
6-8 Allée de l'Arche - Faubourg de l'Arche
92973 PARIS LA DEFENSE CEDEX
France

TECHNIP HOLDING BENELUX BV	EUR	9,089,080	95,827	100.00%	26,659,065	26,659,065				1,004,804	796,000
Bredewater 26								parent company guarantees for
2700 CA ZOETERMEER								AMENAM
Netherlands
TECHNIP GERMANY	EUR	12,800,000	(2,840,924)	100.00%	100,231,017	62,144,464		79,329,036	186,906,468	6,760,982
Theodorstrasse, 90								and parent company guarantees for
D-40472 DUSSELDORF								YEMEN LNG / JAIRAH UAE / DOLPHIN ENERGY
Germany

TPG UK	GBP	5,000	484,464	90.00%						(32,108)
1st floor, Sheraton house	EUR	7,092	687,134		7,877	7,877	10,296			(47,316)
Lower Road
CHORLEY WODD, Herts, WD3 5LH
United Kingdom

TECHNIP OVERSEAS	USD	10,000	728,000	100.00%					N.C.	N.C.
2nd floor, Swiss Bank BLDG	EUR	7,342	534,469		10,465	10,465			N.C.	N.C.	N.C.
East 53rd street, MARBELLA								parent company guarantees for
Republic of Panama								OGD II

EUROBATCH	EUR	38,112	(467,631)	99.76%	0	0		139,380	772,803	(190,818)
6-8 Allée de l'Arche - Faubourg de l'Arche
92973 PARIS LA DEFENSE CEDEX
France

SNPE INGENIERIE DEFENSE	EUR	38,112	4,412	99.96%	38,097	38,097			10,406,089	105,967	574,770
6-8 Allée de l'Arche - Faubourg de l'Arche
92973 PARIS LA DEFENSE CEDEX
France

CITEX	EUR	304,898	174,126	99.97%	1,219,592	1,219,592			10,117,663	184,789	806,164
Immeuble la Soie BP 48
69513 VAUX EN VELIN CEDEX
France

SEAL ENGINEERING	EUR	70,000	275,393	99.76%	884,204	884,204			2,423,983	459,687	485,000
Centre Atria - 5, boulevard de Prague
30000 NIMES
France

PT TECHNIP INDONESIA	IDR	9,146,000,000	(1,817,550,819)	60.00%					366,321,764,924	7,175,579,103
18th Floor, Manara Bank Danamon	EUR	722,886	(143,657)		659,123	659,123		9,324,851	33,001,758	646,445
Jl, Prof, Dr, Satrio Kav, E4 No,6								and parent company guarantees for
MEGA KUNINGAN JAKARTA 12950								CONOCO INDONESIA
Indonesia

TECHNIP NOUVELLE-CALEDONIE	XPF	5,000,000	(7,440,282)	100.00%						(2,781,115)
Immeuble Carcopino	EUR	41,900	(62,350)		41,900	41,900	150,000			(23,306)
3000 NOUMEA CEDEX
New Caledonia

ENGINEERING RE	CHF	2,100,000	460,900	100.00%					5,484,472	125,300
Basteiplatz, 7	EUR	1,361,073	298,723		1,800,000	1,800,000			3,551,820	81,146
8001 - ZURICH
Switzerland
2/ -Investments (10 to 50% of common stock held by TECHNIP

********************************

TPG (M)	MYR	1,000,000	21,088,803	30.00%					412,215,276	1,846,728
2nd Floor, Wisma Inai	EUR	192,935	4,068,763		1,228,587	1,228,587	838,470	2,609,566	87,224,529	390,767
241, Jalan Tun Razak								and parent company guarantees for EPMI UMBRELLA / LDPE 8991 / OSBL-UCC VIETNAM PVC / EPIC / PVC KERTEH / CHUNXIAO GAS / CARIGALI TRITON PETRONAS
50400 KUALA LUMPUR
Malaysia

INVERSIONES DINSA	VEB	1,808,954,000	(107,552,000)	20.00%						(5,270,000)
Calle 1 con Calle 2 - Apartado 61248	EUR	691,652	(41,122)		196,751	196,751				(2,253)
La Urbina - CARACAS 10650
Venezuela

TSKJ SERVICOS DE ENGENHARIA LDA	EUR	5,000	15,361,616	25.00%	511	511		28,308,642	N.C.	N.C.	N.C.
&								and parent company guarantees for
LNG SERVICOS E GESTAO DE PROJECTOS	EUR	5,000		25.00%	560	560		TSKJ-NLNG TRAIN 4, 5 and 6			N.C.
Avenida Arriaga n°77 - 4th floor
9000 FUNCHAL
Portugal

CONSORCIO CONTRINA SNC	EUR	7,622	10,979,156	28.00%	2,134	2,134	3,632,757	parent company guarantees for	N.C.	N.C.	N.C.
6-8 Allée de l'Arche - Faubourg de l'Arche								SINCOR
92973 PARIS LA DEFENSE CEDEX
France

TECHNIP SAUDI ARABIA LTD	SAR	5,000,000	2,500,000	40.00%					359,606,123	2,509,858
P,O, Box 60159	EUR	978,818	489,409		448,962	448,962		19,967,976	77,109,953	538,186	548,244
RIYADH 11545								and parent company guarantees for
Saudi Arabia								HARADH / ABQAIQ / SABIC / QATIF / RIYADH
								KEMYA

SPF - TKP OMIFPRO SNC	EUR	50,000	4,899,567	50.00%	25,000	25,000		45,127,180	N.C.	N.C.	N.C.
6-8 Allée de l'Arche - Faubourg de l'Arche								and parent company guarantees for
92973 PARIS LA DEFENSE CEDEX								OMAN INDIA FERTILIZER
France

SP - TKP FERTILIZER Srl	EUR	50,000	4,711,542	50.00%	25,000	25,000			70,496,498	852,079
Viale de Gasperi 16
20097 San Donato Milanese
Italy

NARGAN	IRR	12,000,000,000	5,104,816,373	20.00%						60,846,000,944
285, Taleghani Avenue	EUR	1,001,252	425,934		7,316,548	7,316,548				5,685,435	458,673	Data as of December 31, 2003
15998 TEHERAN
Iran

TECHNIP ENGENHARIA	BRL	10,729,241	(16,668,864)	10.90%				24,667,776	170,610,356	7,445,718
Rua Assuncao, 112	EUR	2,969,046	(4,612,686)		340,939	340,939		and parent company guarantees for	46,953,274	2,049,119
Botafogo								SEMI SUBMERS / PNBV P51 / PNBV P52
RIO DE JANEIRO
Brazil
B- Information concerning other subsidiaries and investments

1/-SUBSIDIARIES
*******************
a) French Subsidiaries:					438,825	762					89,404

b) Foreign Subsidiaries:					457,366	83,982	2,273,128	2,821,947			3,075

2/-INVESTMENTS
********************
a) French Investments:					122,600	122,600					36,194

b) Foreign Investments:					856,923	34,222	397,269

TOTAL :					3,249,745,588	3,092,980,602	29,179,902
***********

10

Technip – Annual Report 2004

8 - Selected Financial Data for the Last Five Years

	(In Millions of euro)
NATURE OF INFORMATION	12.31.2000	12.31.2001	12.31.2002	12.31.2003	12.31.2004

I - YEAR-END COMMON STOCK AND DEBENTURES
A) - Called up Common Stock	48.9	81.5	71.4	72.4	73.5
Uncalled Common Stock
B) - Outstanding Shares (a)	16,029,305	26,713,448	23,408,004	23,738,331	24,110,654
C) - Outstanding Subshares	-	-	-	-	-
D) - Convertible Bonds	-	-	4,501,994	4,208,853	3,719,111

II - OVERALL OPERATING INCOME
A) - Sales Exclusive of Taxes	11.4	18.7	22.7	42	101.6
B) - Income before Tax, Depreciation and Amortization	109.5	102.6	125.9	144.0	78.1
C) - Income Tax	(4.6)	0.5	(22.4)	5.8	(20.7)
D) - Net Income	64.0	95.7	105.8	8.3	104.2
E) - Dividends Paid	50.9	79.7	77.1	82.3	78.4

III - OPERATING INCOME PER SHARE (in EUROS)

A) - Net Income before Depreciation and Amortization	7.2	3.8	6.3	5.8	4.1
B) - Net Income	4.0	3.6	4.5	0.3	4.3
C) - Dividend Paid per Share	3.3	3.3	3.3	3.3	3.3

IV - STAFF (b)
A) Number of Employees	9	9	9	9	9
B) Wages				4.1	5.5

(a)	This does not include the exercise of options arising from the current stock option plans. The 340,242 treasury shares held as of December 31, 2004 are classified as financial assets.
(b)	Information other than the number of employees is not provided as comparisons are not meaningful.

9. Statutory Auditors’ Report on the annual financial statements

Year ended December 31, 2004

(Free translation of a French language original)

This is a free translation into English of the statutory auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. This report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the financial statements. This information includes an explanatory paragraphs discussing the auditors' assessments of certain significant accounting matters. These assessments were made for the purpose of issuing an opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the annual financial statements. The report also includes information relating to the specific verification of information in the group management report.

This report should be read in conjunction with, and is construed in accordance with French law and professional auditing standards applicable in France.

To the shareholders,

In compliance with the assignment entrusted to us by the shareholders’meeting, we hereby report to you, for the year ended December 31, 2004, on:
- the audit of the accompanying financial statements of Technip,
- the justification of our assessments,

11

Technip – Annual Report 2004

- the specific verifications and information required by law.

These financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

I. - Opinion on the financial statements

We conducted our audit in accordance with the professional standards applicable in France; those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2004 and the results of its operations for the year then ended, in accordance with the accounting rules and principles applicable in France.

II. - Justification of assessments

In accordance with the requirements of article L. 225-235 of the French company Law (Code de commerce) relating to the justification of our assessments, we bring to your attention the following matters :

As indicated in the note "Accounting policies for provisions regarding subsidiaries" to the financial statements, the stake held in subsidiaries was evaluated taking into account not only the share of equity it represents but also the prospects for future profitability.

Within the scope of our assessment of the significant estimates used to draw up the financial statements, we reviewed the assumptions used for forecasting future financial flows on which these estimates were based, and the corresponding figures for the most significant subsidiaries. It should be stressed that, as forecasts are uncertain due to their very nature, actual data may sometimes differ significantly. We carried out the assessment of the reasonableness of these estimates.

The assessments were thus made in the context of the performance of our audit of the financial statements taken as a whole and therefore contributed to the formation of our unqualified audit opinion expressed in the first part of this report.

III. - Specific verifications and information

We have also performed the specific verifications required by law in accordance with professional standards applicable in France.

12

Technip – Annual Report 2004

We have no matters to report regarding the fair presentation and the conformity with the financial statements of the information given in the Board of Directors’ Report and in the documents addressed to the shareholders with respect to the financial position and the financial statements.

In accordance with French law, we have ensured that the required information concerning the purchase of investments and controlling interests and the names of the principal shareholders has been properly disclosed in the Board of Directors’ Report.

Neuilly-sur-Seine and Paris, April 4, 2005

BARBIER FRINAULT & AUTRES	PriceWaterhouseCoopers Audit

Ernst & Young

Gilles Puissochet	Louis-Pierre Schneider

The Statutory Auditors

Members of the Paris and Versailles Regional Companies

10. Special Report of the Statutory Auditors on Certain Related Party Transactions

Year ended December 31, 2004

(Free translation of the French original)

To the Shareholders of Technip,

In our capacity as statutory auditors of your Company, we are required to report on certain contractual agreements with certain related parties of which we have been advised. We are not required to ascertain whether such agreements exist.

We hereby inform you that we have not been advised of any agreements covered by Article L. 225-38 OR L. 225-86 of French Company Law (Code de Commerce).

Neuilly-sur-Seine and Paris, April 4, 2005

13

Technip – Annual Report 2004

BARBIER FRINAULT & AUTRES	PriceWaterhouseCoopers Audit

Ernst & Young

Gilles Puissochet	Louis-Pierre Schneider

The Statutory Auditors

Members of the Paris and Versailles Regional Companies

14

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP
Dated: May 10, 2005
	By:	/s/ Olivier Dubois Olivier Dubois Senior Executive Vice President Finance and Control